Form 40-F
period 2002-12-31
TALISMAN ENERGY INC
filed 2003-03-26
CIK 201283

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 40-F

(CHECK ONE)
☐	Registration statement pursuant to Section 12 of the Securities and Exchange Act of 1934

OR

☒	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended:	December 31, 2002
Commission File Number:	1-6665

TALISMAN ENERGY INC.

(Exact name of Registrant as specified in its charter)

Canada	1311	Not applicable
(Province or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number, if applicable)	(I.R.S. employer identification number, if applicable)

	Suite 3400, 888 — 3rd Street S.W. Calgary, Alberta Canada T2P 5C5 (403) 237-1234
(Address and telephone number of registrant’s principal executive office)

EVERGREEN CORPORATE SERVICES, INC.

33713 9th Avenue South

Federal Way, Washington 98003-6762

(253) 874-2949

(Name, address (including zip code) and telephone number

(including area code) of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Shares of no par value	The Toronto Stock Exchange
New York Stock Exchange

9% Preferred Securities due February 15, 2048	New York Stock Exchange
8.9% Preferred Securities due June 15, 2048	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

                NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                NONE

For annual reports, indicate by check mark the information filed with this Form:

                ☒ Annual Information Form              ☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares:  131,039,434.6

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

                Yes     ☐            No           ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                Yes         ☒            No           ☐

The following documents, or the portions thereof indicated below, that are filed as exhibits to this report on Form 40-F, are incorporated herein by this reference.

1.               Material Change Report dated March 17, 2003, relating to the Registrant’s sale of its interest in the Greater Nile Oil Project in Sudan.

2.               Annual Information Form of the Registrant dated March 4, 2003;

3.               Management’s Discussion and Analysis of the Registrant contained on pages 18 to 34 of the Registrant’s Annual Report;

4.               Selected Quarterly Financial Data of the Registrant contained on pages 69 to 70 of the Registrant’s Annual Report;

5.               Comparative audited consolidated financial statements of the Registrant, including notes thereto, together with the Auditors’ Report thereon for the year ended December 31, 2002 contained on pages 36 to 59 of the Registrant’s Annual Report;

6.               Supplementary Oil and Gas Information (unaudited) of the Registrant contained on pages 60 to 63 of the Registrant’s Annual Report; and

UNDERTAKING

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to:  the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

FORWARD-LOOKING STATEMENTS

This Form 40-F contains or incorporates by reference statements that constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.

How to recognize forward-looking statements

Forward-looking statements are included throughout this Form 40-F including, among other places, in the “General Development of the Business” and “Description of the Business” section of the Registrant’s Annual Information Form and in the “Management’s Discussion and Analysis”, incorporated herein by reference. These statements include, among others, statements regarding:

·              outlook of oil and gas prices;

·              estimates of future sales and production;

·              business plans for drilling, exploration and production;

·              the estimated amounts and timing of capital expenditures;

·              anticipated operating costs;

·              anticipated future debt levels;

·              royalty rates and exchange rates; or

·              other expectations, beliefs, plans, goals, objectives, assumptions and statements about future events or performance.

Statements concerning oil and gas reserves contained in this Form 40-F under the headings “Description of the Business - Reserves Estimates” and “- Reconciliation of Reserves” of the Registrant’s Annual Information Form, incorporated herein by reference, and elsewhere involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.  Consequently, statements about oil and gas reserves may also be deemed to be forward-looking statements.

Often, but not always, forward-looking statements use words or phrases such as:  “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “estimated”, “projected”, “forecasts” or “intends”, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Risks related to forward-looking statements

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Registrant and described in the forward-looking statements. These risks include the risks of the oil and gas industry, such as:

·              operational risks in exploring for, developing and producing crude oil and natural gas;

·              risks and uncertainties involving geology of oil and gas deposits;

·              the uncertainty of reserve estimates;

·              the uncertainty of estimates and projections relating to production, costs and expenses;

·              potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

·              fluctuations in oil and gas prices and foreign currency exchange rates; and

·              health, safety and environmental risks.

Relevant risks also include, but are not limited to:

·              uncertainties as to the availability and cost of financing;

·              risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action in countries such as Indonesia, Malaysia, Vietnam, Sudan, Algeria or Colombia);

·              the effect of United States sanctions against Sudan;

·              the conditions that must be met before the Registrant’s sale of its interest in the Greater Nile Oil Project in Sudan will close;

·              general economic conditions;

·              the effect of acts of, or actions against international terrorism; and

·              the possibility that government policies may change or governmental approvals may be delayed or withheld.

Additional information on these and other factors which could affect the Registrant’s operations or financial results are included in the “Management’s Discussion and Analysis” and elsewhere in the Annual Information Form.  Additional information may also be found in the Registrant’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (“SEC”).

No obligation to update forward-looking statements

Forward-looking statements are based on the estimates and opinions of the Registrant’s management at the time the statements are made. The Registrant assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.

NOTE TO UNITED STATES READERS —

DIFFERENCES IN UNITED STATES AND

CANADIAN REPORTING PRACTICES

Talisman reports its production quantities in accordance with Canadian practices. These practices are different than the practices used to report production estimates in reports and other materials filed with the SEC by United States companies. The primary difference is that  Talisman follows the Canadian practice of reporting gross production volumes, which are prior to the deduction of royalties and similar payments. In the United States, net production volumes are reported after deduction of these amounts.  As a consequence, Talisman’s production volumes may not be comparable to those made by United States companies subject to SEC reporting and disclosure requirements.

Talisman is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. Talisman prepares its financial statements, which are filed with the Form 40-F, in accordance with Canadian generally accepted accounting practices (“GAAP”), and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.  Significant differences between Canadian GAAP and United States GAAP are contained in note 18 of the comparative audited consolidated financial statements of the Company.

Holding Talisman’s securities may subject you to tax consequences both in the United States and Canada.

CONTROLS AND PROCEDURES

Within the 90-day period prior to the filing of this report, an evaluation was carried out under the supervision of and with the participation of the Registrant’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operations of the Registrant’s disclosure controls and procedures (as defined in Rule 13a-14(c) and 15d-14(c) under the Securities Act of 1934).  Based on that evaluation the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.  No significant changes were made in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

RECENT DEVELOPMENTS

The motion to dismiss, which the Registrant filed in relation to a suit filed against the Registrant by the Presbyterian Church of Sudan and others on November 8, 2001, was denied by the United States District Court for the Southern District of New York on March 19, 2003. This motion to dismiss is referred to in "Management's Discussion and Analysis" under the heading "Risks and Uncertainties", incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:	TALISMAN ENERGY INC.

	By:	M. JACQUELINE SHEPPARD
	Name:	M. Jacqueline Sheppard
	Title:	Executive Vice-President,
Corporate and Legal,
and Corporate Secretary

Date:       March 26, 2003

CERTIFICATIONS

I, James W. Buckee, Chief Executive Officer of Talisman Energy Inc., certify that:

1.                                        I have reviewed this annual report on Form 40-F of Talisman Energy Inc.;

2.                                        Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.                                        Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.                                        The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)              designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual report is being prepared;

b)             evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)              presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.                                        The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditor and the audit committee of the registrant’s board of directors (and persons performing the equivalent function):

a)              all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize, and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)             any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.                                        The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

March 26, 2003

By:	JAMES W. BUCKEE
Name:	James W. Buckee
Title:	President and Chief Executive Officer

I, Michael D. McDonald, Chief Financial Officer of Talisman Energy Inc., certify that:

1.                                        I have reviewed this annual report on Form 40-F of Talisman Energy Inc.;

2.                                        Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.                                        Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.                                        The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)              designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual report is being prepared;

b)             evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)              presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.                                        The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditor and the audit committee of the registrant’s board of directors (and persons performing the equivalent function):

a)              all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize, and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)             any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.                                        The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

March 26, 2003

By:	MICHAEL D. MCDONALD
Name:	Michael D. McDonald
Title:	Executive Vice-President, Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibits	Description
1	Consent of Ernst & Young LLP.
2	Material Change Report dated March 17, 2003, relating to the Registrant’s sale of its interest in the Greater Nile Oil Project in Sudan.
3	Annual Information Form dated as of March 4, 2003 of Talisman Energy Inc.
4	Management’s Discussion and Analysis of Talisman Energy Inc. contained on pages 18 to 34 of the Registrant’s Annual Report.
5	Selected Quarterly Financial Data of Talisman Energy Inc. contained on pages 69 to 70 of the Registrant’s Annual Report.
6

Comparative audited financial statements of Talisman Energy Inc., including notes thereto, together with the Auditors’ Report thereon for the year ended December 31, 2002 contained on pages 36 to 59 of the Registrant’s Annual Report.

7	Supplementary Oil and Gas Information (unaudited) of Talisman Energy Inc. contained on pages 60 to 63 of the Registrant’s Annual Report.