Form 40-F
TALISMAN ENERGY INC
filed 2004-03-25
CIK 201283

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 40-F

(CHECK ONE)

                               Registration statement pursuant to Section 12 of the Securities and Exchange Act of 1934

OR

      X

Annual Report pursuant to Section 13(a ) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended:         December 31, 2003

Commission File Number:       1-6665

TALISMAN ENERGY INC.

(Exact name of Registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	1311 (Primary standard industrial classification code number, if applicable)	Not applicable (I.R.S. employer identification number, if applicable)
Suite 3400, 888 - 3rd Street S.W. Calgary, Alberta Canada T2P 5C5 (403) 237-1234
(Address and telephone number of registrant's principal executive office)

NATIONAL CORPORATE RESEARCH, LTD.

33713 – 9th Avenue South

Federal Way, Washington  98003-6762

(253) 874-2949

(Name, address (including zip code) and telephone number

(including area code) of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act: Title of each class: Common Shares of no par value	Name of each exchange on which registered: The Toronto Stock Exchange New York Stock Exchange
8.9% Preferred Securities due June 15, 2048	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

7.125% Debentures, due 2007

7.25% Debentures, due 2027

For annual reports, indicate by check mark the information filed with this Form:

      X

 Annual Information Form

      X

 Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares:  127,998,727.6

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the " Exchange Act" ).  If " Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes

No

      X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes

      X

No

The following documents, or the portions thereof indicated below, that are filed as exhibits to this annual report on Form  40-F, are incorporated herein by this reference.

1.

Annual Information Form of the Registrant dated March 3, 2004;

2.

Management's Discussion and Analysis of the Registrant dated March 3, 2004;

4.

Supplementary Information, including Continuity of Proved Gross Reserves of the Registrant contained on pages 72 to 75 and on page 83 of the Registrant’s Annual Report;

5.

Product Netbacks of the Registrant contained on pages 78 and  81 of the Registrant’s Annual Report;

6.

Comparative audited consolidated financial statements of the Registrant , including notes thereto, together with the Auditors' Report thereon for the year ended December 31, 2003 contained on pages 45 to 71 of the Registrant's Annual Report ; and

Statement of Corporate Governance Practices of the Registrant contained in Schedule "A" of the Registrant's Management Proxy Circular dated March 3, 2004, excluding the portion thereof which appears under the heading "Audit Committee Report".

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to:  the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F contains or incorporates by reference statements that constitute "forward-looking statements" within the meaning of the United States ("U.S.") Private Securities Litigation Reform Act of 1995 .

Identifying forward-looking statements

Forward-looking statements are included throughout this annual report on Form 40-F including, among other places, in the Annual Information Form, incorporated by reference, under the headings "General Development of the Business" and "Description of the Business", and in the "Management's Discussion and Analysis", incorporated herein by reference. These statements include, among others, statements regarding:

  business strategy and plans or budgets;

  outlook for oil and gas prices;

  estimates of future sales, production and operations or financial performance;

  business plans for drilling, exploration and development;

  the estimated amounts and timing of capital expenditures;

  estimates of operating costs;

  anticipated future debt levels;

  royalty rates and exchange rates;

  the merits or anticipated outcome of pending litigation; and

  other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Statements concerning oil and gas reserves contained in the Annual Information Form under the headings "Description of the Business - Reserves Estimates", in Management's Discussion and Analysis and elsewhere may be deemed to be forward-looking statements  as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

Often, but not always, forward-looking statements use words or phrases such as:  "expects", "does not expect" or "is expected", "anticipates" or "does not anticipate", "plans" or "planned", "estimates" or "estimated", "projects" or "projected", "forecasts" or "forecasted", "believes", "intends", "likely", "possible", "probable", "scheduled" or "positioned", or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Material factors that could cause actual results to differ materially from those in forward-looking statements

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by Talisman Energy Inc. ("Talisman" or the "Registrant") and described in the forward-looking statements. These risks and uncertainties include:

  the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;

  risks and uncertainties involving geology of oil and gas deposits;

  the uncertainty of reserves estimates and reserves life;

  the uncertainty of estimates and projections relating to production, costs and expenses;

  potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

  fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

  health, safety and environmental risks;

  uncertainties as to the availability and cost of financing;

  uncertainties related to the litigation process, such as possible discovery of new evidence or acceptance of novel legal theories and the difficulties in predicting the decisions of judges and juries;

  risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

  general economic conditions;

  the effect of acts of, or actions against international terrorism; and

  the possibility that government policies or laws may change or governmental approvals may be delayed or withheld.

We caution that the foregoing list of risks and uncertainties is not exhaustive.  Additional information on these and other factors which could affect the Registrant's operations or financial results are included under the headings "Risks and Uncertainties" and "Sensitivities" in the Management's Discussion and Analysis, in the Report on Reserves Data by Talisman's Internal Qualified Reserves Evaluator and the Report of Management and Directors on Oil and Gas Disclosure, attached as schedules to the Annual Information Form and elsewhere in the Annual Information Form. Additional information may also be found in the Registrant's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

No obligation to update forward-looking statements

Forward-looking statements are based on the estimates and opinions of the Registrant's management at the time the statements are made. The Registrant assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

NOTE TO UNITED STATES READERS –

DIFFERENCES IN UNITED STATES AND

CANADIAN REPORTING PRACTICES

Talisman is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. Talisman prepares its financial statements, which are filed with the annual report on Form 40-F, in accordance with Canadian generally accepted accounting practices ("GAAP") , and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.  Significant differences between Canadian GAAP and United States GAAP are described in note 19 of the comparative audited consolidated financial statements of the Registrant.

Holding Talisman’s securities may subject you to tax consequences both in the United States and Canada.

CONTROLS AND PROCEDURES

As of the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Registrant's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operations of the Registrant’s disclosure controls and procedures (as defined in Rule 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934).  Based on that evaluation the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Registrant in reports that it files with or submits to the Securities and Exchange Commission is recorded, processed, summarized and reported within the time periods required.

No significant changes were made in the Registrant's internal control over financial reporting or in other factors that have materially affected or are reasonably likely to materially affect the Registrant's internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant's Board of Directors has determined that Robert G. Welty, a member of the Audit Committee, qualifies as an audit committee financial expert (as defined in Item 401 of Regulation S-K under the Securities Exchange Act of 1934) and is independent as defined by the New York Stock Exchange Corporate Governance Rules.

AUDIT COMMITTEE INFORMATION, AUDITOR FEES AND CODE OF ETHICS

The following information is included in the Registrant's Statement of Corporate Governance Practices contained in Schedule "A" of the Registrant's Management Proxy Circular dated March 3, 2004, which is incorporated by reference in this annual report on Form 40-F, excluding the portion thereof which appears under the heading "Audit Committee Report":

  Information regarding the Registrant's Audit Committee;

  Information regarding fees paid to the Registrant's external auditor, including policies and procedures adopted for pre-approval of permitted non-audit services; and

  Information regarding the Registrant's code of ethics.

OFF-BALANCE SHEET TRANSACTIONS AND CONTRACTUAL OBLIGATIONS

Information regarding off-balance sheet transactions and contractual obligations of the Registrant is included in  Management's Discussion and Analysis of the Registrant, which is incorporated by reference in this annual report on  Form 40-F.

RECENT DEVELOPMENTS

On March 18, 2004, the Registrant gave notice of its intention to exercise its right to redeem all of its outstanding US$150 million 8.9% Junior Subordinated Debentures ("Preferred Securities"), which are listed on the New York Stock Exchange under the symbol TLM PrB.  The redemption date will be June 15, 2004.  The redemption price of US$25 per Preferred Security plus accrued and unpaid interest to the redemption date will be paid on June 15, 2004.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:

TALISMAN ENERGY INC.

B y:

M. JACQUELINE SHEPPARD

Name:

M. Jacqueline Sheppard

Title:

Executive Vice-President,

Corporate and Legal,

and Corporate Secretary

Date:

March 25 , 2004

EXHIBIT INDEX

Exhibits	Description
1	Certificates of the Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
2	Certificates of the Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
3	Consent of Ernst & Young LLP.
4	Consent of Michael Adams, Internal Qualified Reserves Evaluator.
5	Annual Information Form of the Registrant dated as of March 3 , 2004.
6	Management’s Discussion and Analysis of the Registrant dated March 3, 2004.
7	Supplementary Information, including Continuity of Proved Gross Reserves of the Registrant contained on pages 72 to 75 and on page 83 of the Registrant’s Annual Report.
8	Product Netbacks of the Registrant contained on pages 78 and 81 of the Registrant’s Annual Report.
9

Comparative audited consolidated financial statements of the Registrant, including notes thereto, together with the Auditors' Report thereon for the year ended December 31, 2003 contained on pages 45 to 71 of the Registrant's Annual Report.

10

Statement of Corporate Governance Practices of the Registrant contained in Schedule "A" of the Registrant's Management Proxy Circular dated March 3, 2004, excluding the portion thereof which appears under the heading "Audit Committee Report".

EXHIBIT 1

CERTIFICATIONS

I, James W. Buckee, Chief Executive Officer of Talisman Energy Inc., certify that:

1.

I have reviewed this report on Form 40-F of Talisman Energy Inc.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.

The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)

disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

5.

The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditor and the audit committee of the issuer's board of directors (or persons performing the equivalent functions):

a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.

March 25, 2004

By:

JAMES W. BUCKEE

Name:

James W. Buckee

Title:

President and Chief Executive Officer

EXHIBIT 1

CERTIFICATIONS

I, Michael D. McDonald, Chief Financial Officer of Talisman Energy Inc., certify that:

1.

I have reviewed this report on Form 40-F of Talisman Energy Inc.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.

The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)

disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

5.

The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditor and the audit committee of the issuer's board of directors (or persons performing the equivalent functions):

a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.

March 25, 2004

By:

MICHAEL D. MCDONALD

Name:

Michael D. McDonald

Title:

Executive Vice-President, Finance and Chief Financial Officer

EXHIBIT 2

CERTIFICATIONS

In connection with the annual report of Talisman Energy Inc. (the "Company") on Form 40-F for the fiscal year ending December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, James W. Buckee, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The  Report fully complies with the requirements of section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	JAMES W. BUCKEE
James W. Buckee President and Chief Executive Officer

DATED at Calgary, Alberta, as of March 25, 2004.

EXHIBIT 2

CERTIFICATIONS

In connection with the annual report of Talisman Energy Inc. (the "Company") on Form 40-F for the fiscal year ending December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michael D. McDonald, Executive Vice-President, Finance and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The  Report fully complies with the requirements of section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	MICHAEL D. MCDONALD
Michael D. McDonald Executive Vice-President, Finance and Chief Financial Officer

DATED at Calgary, Alberta, as of March 25, 2004.

EXHIBIT 3

CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in this Annual Report (Form 40-F)   of Talisman Energy Inc. of our report dated February 27, 2004, included in the 2003 Annual Report to shareholders of Talisman Energy Inc.

We also consent to the incorporation by reference in the Registration Statement (Form F-9 No. 333-111084) pertaining to U.S. $1 Billion aggregate principal amount of Debt Securities and the Registration Statement (Form  S-8 No. 333-12812) pertaining to the Employee Stock Option Plan and Director Stock Option Plan of Talisman Energy Inc. of our report dated February 27 , 2004 , with respect to the consolidated financial statements of Talisman Energy Inc. incorporated by reference in the Annual Report (Form 40-F) for the year ended December 31, 2003 ..

ERNST & YOUNG LLP

Calgary, Canada

Ernst & Young LLP

March 25 , 2004

Chartered Accountants

EXHIBIT 4

CONSENT OF INTERNAL QUALIFIED RESERVES EVALUATOR

I consent to the incorporation by reference in this annual report on Form 40-F of Talisman Energy Inc., which is being filed with the United States Securities and Exchange Commission, of my Report on Reserves Data dated March 3, 2004, included in the 2003 Annual Information Form of Talisman Energy Inc. (the "AIF"), and to the use of my name in the AIF under the heading "Reserves Estimates".

I also consent to the incorporation by reference in the Registration Statement on Form F-9 (No. 333-111084) pertaining to U.S. $1 Billion aggregate principal amount of Debt Securities and in the Registration Statement on Form S-8 (No. 333-12812) pertaining to the Employee Stock Option Plan and Director Stock Option Plan of Talisman Energy Inc. of my report dated March 3, 2004 and the reference to my name in the AIF, which are incorporated by reference in this annual report on Form 40-F.

MICHAEL ADAMS

Calgary, Canada

Michael Adams

March 25, 2004

Internal Qualified Reserves Evaluator