Form 40-F
period 2004-12-31
TALISMAN ENERGY INC
filed 2005-03-15
CIK 201283

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(CHECK ONE)

                  Registration statement pursuant to Section 12 of the Securities and Exchange Act of 1934

OR

      X          Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2004
Commission File Number: 1-6665

TALISMAN ENERGY INC.
(Exact name of Registrant as specified in its charter)

Canada	1311	Not applicable
(Province or other jurisdiction of	(Primary standard industrial classification	(I.R.S.employer identification number,
incorporation or organization)	code number, if applicable)	if applicable)

	Suite 3400, 888 - 3rd Street S.W.
	Calgary, Alberta
	Canada T2P 5C5
	(403) 237-1234
(Address and telephone number of registrant’s principal executive office)

NATIONAL CORPORATE RESEARCH, LTD.
1780 Barnes Blvd. Southwest
Tumwater, Washington 98512-0410
(800) 722-0708
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:
Title of each class:	Name of each exchange on which registered:
Common Shares of no par value	Toronto Stock Exchange
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

Common Shares: 375,185,290

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

  Annual Information Form of the Registrant dated March 14, 2005;
  Management's Discussion and Analysis of the Registrant dated March 14, 2005;
  Comparative audited consolidated financial statements of the Registrant, including notes thereto, together with the Auditors’ Report thereon for the year ended December 31, 2004; and
  Statement of Corporate Governance Practices of the Registrant contained in Schedule A of the Registrant's Management Proxy Circular dated March 14, 2005, excluding the portion thereof which appears under the heading “Audit Committee Report”.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F contains or incorporates by reference statements that constitute “forward-looking statements” within the meaning of applicable securities legislation.

Identifying forward-looking statements

Forward-looking statements are included throughout the annual report on Form 40-F including, among other places: (1) in the Annual Information Form of the Registrant dated March 14, 2005 under the headings “General Development of the Business”, “Description of the Business”, “Other Oil and Gas Information” and “Legal Proceedings”; and (2) in the Management’s Discussion and Analysis of the Registrant dated March 14, 2005. These statements include, among others, statements regarding:

  business strategy and plans or budgets;
  outlook for oil and gas prices;
  estimates of future sales, production and operations or financial performance;
  business plans for drilling, exploration and development;
  the estimated amounts and timing of capital expenditures;
  estimates of drilling and operating costs;
  anticipated future debt levels;
  royalty rates and exchange rates;
  the merits and timing or anticipated outcome of pending litigation; and
  other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Statements concerning oil and gas reserves contained in the Annual Information Form of the Registrant dated March 14, 2005 under the headings “Description of the Business - Reserves Estimates”, “Other Oil and Gas Information” and “Supplemental Oil and Gas Information” and elsewhere may be deemed to be forward-looking statements as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

Often, but not always, forward-looking statements use words or phrases such as: “expects”, “does not expect” or “is expected”, “anticipates” or “does not anticipate”, “plans” or “planned”, “estimates” or “estimated”, “projects” or “projected”, “forecasts” or “forecasted”, “believes”, “intends”, “likely”, “possible”, “probable”, “scheduled”, “positioned”, “goals” or “objectives”, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

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

We caution that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect the Registrant’s operations or financial results are included under: (1) the heading “Risk Factors” in the Annual Information Form; (2) in the Report on Reserves Data by the Registrant's Internal Qualified Reserves Evaluator and the Report of Management and Directors on Oil and Gas Disclosure, attached as schedules to the Annual Information Form; (3) the heading “Outlook” in Management’s Discussion and Analysis; and (4) elsewhere in the Annual Information Form and Management’s Discussion and Analysis. Additional information may also be found in the Registrant's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (the “SEC”).

No obligation to update forward-looking statements

Forward-looking statements are based on the estimates and opinions of the Registrant's management at the time the statements are made. The Registrant assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

NOTE TO UNITED STATES READERS — DIFFERENCES IN UNITED STATES

AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with the annual report on Form 40-F, in accordance with Canadian generally accepted accounting principles (“GAAP”),and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies. Significant differences between Canadian GAAP and United States GAAP are described in note 21 of the comparative audited consolidated financial statements of the Registrant.

Holding the Registrant’s securities may subject you to tax consequences both in the United States and Canada.

CONTROLS AND PROCEDURES

As of the end of the period covered by this annual report, an evaluation was carried out under the supervision of and with the participation of the Registrant's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operations of the Registrant’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on that evaluation the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Registrant in reports that it files with or submits to the Securities and Exchange Commission is recorded, processed, summarized and reported within the time periods required.

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

AUDIT COMMITTEE INFORMATION, AUDITOR FEES AND CODE OF ETHICS

The following information is included in the Registrant's Statement of Corporate Governance Practices contained in Schedule A of the Registrant's Management Proxy Circular (excluding the portion thereof which appears under the heading “Audit Committee Report”) and Schedule C of the Registrant’s Annual Information Form:

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

Registrant:

TALISMAN ENERGY INC.

By:      M. JACQUELINE SHEPPARD

     Name:          M. Jacqueline Sheppard

Title:          Executive Vice-President,

Corporate and Legal,

and Corporate Secretary

Date: March 14, 2005

EXHIBIT INDEX

Description

Exhibits

1.	Certificates of the Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
2.	Certificates of the Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
3.	Consent of Ernst & Young LLP.
4.	Consent of Michael Adams, Internal Qualified Reserves Evaluator.
5.	Annual Information Form of the Registrant dated as of March 14, 2005.
6.	Management’s Discussion and Analysis of the Registrant dated March 14, 2005.
7.	Comparative audited consolidated financial statements of the Registrant, including notes thereto, together with the Auditors’ Report thereon for the year ended December 31, 2004.
8.	Statement of Corporate Governance Practices of the Registrant contained in Schedule A of the Registrant's Management Proxy Circular dated March 14, 2005, excluding the portion thereof which appears under the heading “Audit Committee Report”.