Form 40-F
period 2006-12-31
TALISMAN ENERGY INC
filed 2007-03-13
CIK 201283

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(CHECK ONE)
☐	Registration statement pursuant to Section 12 of the Securities and Exchange Act of 1934
OR
☒	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2006
Commission File Number: 001-06665

TALISMAN ENERGY INC.
(Exact name of Registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	1311 (Primary standard industrial classification code number, if applicable)	Not applicable (I.R.S. employer identification number, if applicable)
Suite 3400, 888 – 3rd Street SW Calgary, Alberta Canada T2P 5C5 (403) 237-1234 (Address and telephone number of registrant's principal executive office)

NATIONAL CORPORATE RESEARCH, LTD.

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
        6.250% Notes, due 2038

For annual reports, indicate by check mark the information filed with this Form:

☒  Annual Information Form                   ☒  Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
        Common Shares: 1,063,928,405

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

  •
  Annual Information Form of the Registrant dated March 13, 2007;

  •
  Management's Discussion and Analysis of the Registrant dated March 13, 2007;

  •
  Comparative audited consolidated financial statements of the Registrant, including notes thereto, together with the Independent Auditors' Report thereon for the year ended December 31, 2006;

  •
  Independent Auditors' Report on Internal Controls under Standards of The Public Company Accounting Oversight Board (United States) as at December 31, 2006; and

  •
  Statement of Corporate Governance Practices of the Registrant contained in Schedule A of the Registrant's Management Proxy Circular dated March 13, 2007, excluding the portion thereof which appears under the heading "Audit Committee Report".

FORWARD-LOOKING STATEMENTS

        This Form 40-F contains or incorporates by reference statements that constitute forward-looking statements or forward-looking information (collectively, "forward-looking statements") within the meaning of applicable securities legislation.

        Forward-looking statements are included throughout the Annual Report on Form 40-F and the documents incorporated by reference herein including, among other places: (1) in the Annual Information Form of the Registrant dated March 13, 2007 under the headings "General Development of the Business", "Description of the Business", "Legal Proceedings" and "Risk Factors"; and (2) in the Management's Discussion and Analysis of the Registrant dated March 13, 2007 under the headings "2007 Outlook Summary", "Outlook for 2007", "2007 Geographic Outlook", "Approximate Impact for 2007" and "Risk Factors". These statements include, among others, statements regarding:

  •
  estimates of production and operations or financial performance;

  •
  estimates and prices of future sales;

  •
  business strategy and plans or budgets;

  •
  business plans for drilling, exploration and development;

  •
  the estimated amounts and timing of capital expenditures;

  •
  the estimated timing and results of development, including new production;

  •
  estimates of unit operating costs;

  •
  the anticipated schedule for commissioning of pipelines;

  •
  royalty rates and exchange rates;

  •
  funding for maturities of debentures and notes;

  •
  planned asset dispositions and acquisitions and their timing;

  •
  use of proceeds from asset dispositions;

  •
  the merits or anticipated outcome of pending litigation; and

  •
  other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

        Statements concerning oil and gas reserves contained in the Annual Information Form of the Registrant dated March 13, 2007 under the headings "Description of the Business — Reserves Estimates", "Other Oil and Gas Information" and "Supplemental Oil and Gas Information" and elsewhere may be deemed to be forward-looking statements as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

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

        Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking statements throughout this Form 40-F. In particular, statements which discuss business plans for drilling, exploration and development in 2007 assume that the extraction of crude oil, natural gas and natural gas liquids remains economic. For the purposes of preparing this Form 40-F, the Registrant assumed a US$65/bbl West Texas Intermediate oil price, a US$7.50/mmbtu New York Mercantile Exchange natural gas price, a US$/C$ exchange rate of $0.90 and a C$/£ exchange rate of $2.05 in 2007. This Form 40-F also discusses cash provided by operating activities for 2007. The material assumptions used in determining estimates of cash provided by operating activities are: the anticipated production volumes described in the "2007 Outlook Summary" section of the Registrant's Management's Discussion and Analysis; estimates of realized sales prices, which are in turn driven by benchmark prices, quality differentials and the impact of exchange rates; estimated royalty rates; estimated operating expenses; estimated transportation expenses; estimated general and administrative expenses; estimated interest expense, including the level of capitalized interest; anticipated cash payments made by the Registrant upon surrender of outstanding stock options using the cash payment feature, which in turn are dependent on the trading level of the Registrant's common shares and the number of stock options surrendered or exercised; and the anticipated amount of cash income tax and petroleum revenue tax.

        Forecasted production volumes are based on the mid-point of the estimated production range. Statements regarding estimated future production and production growth, as well as estimated financial results which are derived from or depend upon future production estimates (such as cash provided by operating activities) incorporate the estimated impact of the sale of the Registrant's indirect Syncrude interest which was completed on January 2, 2007, the anticipated completion of the UK Brae asset sale and the non-core asset disposition program in Canada. The completion of any contemplated asset dispositions is contingent on various factors including favorable market conditions, the ability of the Registrant to negotiate acceptable terms of sale and receipt of any required approvals for such dispositions. The amount of taxes and cash payments made upon surrender of existing stock options and other estimates are inherently difficult to predict.

        Undue reliance should not be placed on forward-looking statements. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Registrant and described in the forward-looking statements. These risks and uncertainties include:

  •
  the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand, including unpredictable facilities outages;

  •
  risks and uncertainties involving geology of oil and gas deposits;

  •
  the uncertainty of reserves estimates, reserves life and underlying reservoir risk;

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

        Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect the Registrant's operations or financial results are included under: (1) the heading "Risk Factors" in the Annual Information Form; (2) in the Report on Reserves Data by the Registrant's Internal Qualified Reserves Evaluator and the Report of Management and Directors on Oil and Gas Disclosure, attached as schedules to the Annual Information Form; (3) the headings "Risk Factors", "Segmented Results Review of Continuing Operations" and "Sensitivities" in the Management's Discussion and Analysis; and (4) elsewhere in the Annual Information Form and Management's Discussion and Analysis. Additional information may also be found in the Registrant's other reports on file with Canadian securities regulatory authorities and the Commission.

        Forward-looking statements are based on the estimates and opinions of the Registrant's management at the time the statements are made. The Registrant assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change, except as required by law.

NOTE TO UNITED STATES READERS —
DIFFERENCES IN UNITED STATES AND
CANADIAN REPORTING PRACTICES

        The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this Annual Report on Form 40-F, in accordance with Canadian generally accepted accounting principles ("GAAP"), and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies. Significant differences between Canadian GAAP and United States GAAP are described in note 20 of the comparative audited consolidated financial statements of the Registrant.

        Acquiring, holding or disposing of the Registrant's securities may subject you to tax consequences both in the United States and Canada. Tax consequences of acquiring, holding and disposing of our securities are not described in this Annual Report.

CONTROLS AND PROCEDURES

        As of the end of the period covered by this Annual Report, an evaluation was carried out under the supervision of and with the participation of the Registrant's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operations of the Registrant's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Registrant in reports that it files with or submits to the Commission is recorded, processed, summarized and reported within the time periods required.

        It should be noted that while the Registrant's Chief Executive Officer and Chief Financial Officer believe that the Registrant's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrant's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

        Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

        Management has conducted an evaluation of the Registrant's internal control over financial reporting based on criteria established in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

        Based on the management's assessment as of December 31, 2006, the end of the Registrant's fiscal year, management concludes that the Registrant's internal control over financial reporting is effective.

        Management reviewed the results of management's assessment with the Audit Committee of the Registrant's Board of Directors. The Registrant's independent registered public accounting firm, Ernst & Young LLP, audited management's assessment and independently assessed the effectiveness of the Registrant's internal control over financial reporting. Ernst & Young LLP's attestation is located in the Independent Auditors' Report on Internal Controls under Standards of The Public Company Accounting Oversight Board (United States) which is incorporated by reference in this Annual Report on Form 40-F as Exhibit 99.8.

Inherent Limitations on Effectiveness of Controls

        Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the Registrant's financial statements would be prevented or detected. Further, the evaluation of the effectiveness of internal control over financial reporting was made as of a specific date, and continued effectiveness in future periods is subject to the risks that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

        No changes were made in the Registrant's internal control over financial reporting during the fiscal year ended December 31, 2006 that have materially affected or are reasonably likely to materially affect the Registrant's internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

        The Registrant's Board of Directors has determined that Robert G. Welty, a member of the Audit Committee, qualifies as an audit committee financial expert (as defined in Item 401 of Regulation S-K under the Exchange Act) and is independent as defined by the New York Stock Exchange Corporate Governance Rules.

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

OFF-BALANCE SHEET TRANSACTIONS AND CONTRACTUAL OBLIGATIONS

        Information regarding off-balance sheet transactions and contractual obligations of the Registrant is included in Management's Discussion and Analysis of the Registrant and notes seven, 11 and 12 of the comparative audited consolidated financial statements of the Registrant, which are incorporated by reference in this Annual Report on Form 40-F.

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

CONSENT TO SERVICE OF PROCESS

        The Registrant has previously filed with the Commission a written consent to service of process and power of attorney on Form F-X. Any change to the name or address of the Registrant's agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referring the file number of the Registrant.

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:	TALISMAN ENERGY INC.
	By:	/s/ M. JACQUELINE SHEPPARD Name: M. Jacqueline Sheppard Title: Executive Vice-President, Corporate and Legal, and Corporate Secretary
Date: March 13, 2007

EXHIBIT INDEX

Exhibits	Description
99.1	Certificates of the Chief Executive Officer and Chief Financial Officer under Sections 302 and 404 of the Sarbanes-Oxley Act of 2002.
99.2	Certificates of the Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.3	Consent of Ernst & Young LLP.
99.4	Consent of Michael Adams, Internal Qualified Reserves Evaluator.
99.5	Annual Information Form of the Registrant dated March 13, 2007.
99.6	Management's Discussion and Analysis of the Registrant dated March 13, 2007.
99.7	Comparative audited consolidated financial statements of the Registrant, including notes thereto, together with Independent Auditors' Report thereon for the year ended December 31, 2006.
99.8	Independent Auditors' Report on Internal Controls Under Standards of The Public Company Accounting Oversight Board (United States) as at December 31, 2006.
99.9
Statement of Corporate Governance Practices of the Registrant contained in Schedule A of the Registrant's Management Proxy Circular dated March 13, 2007, excluding the portion thereof which appears under the heading "Audit Committee Report".

QuickLinks

FORWARD-LOOKING STATEMENTS
NOTE TO UNITED STATES READERS — DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
CONTROLS AND PROCEDURES
AUDIT COMMITTEE FINANCIAL EXPERT
AUDIT COMMITTEE INFORMATION, AUDITOR FEES AND CODE OF ETHICS
OFF-BALANCE SHEET TRANSACTIONS AND CONTRACTUAL OBLIGATIONS
UNDERTAKING
CONSENT TO SERVICE OF PROCESS
SIGNATURES
EXHIBIT INDEX