Form 40-F
period 2007-12-31
TALISMAN ENERGY INC
filed 2008-03-07
CIK 201283

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(CHECK ONE)
☐	Registration statement pursuant to Section 12 of the Securities and Exchange Act of 1934
OR
☒	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2007
Commission File Number: 001-06665

TALISMAN ENERGY INC.
(Exact name of Registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	1311 (Primary standard industrial classification code number, if applicable)	Not applicable (I.R.S. employer identification number, if applicable)
Suite 3400, 888 – 3rd Street S.W. Calgary, Alberta Canada T2P 5C5 (403) 237-1234 (Address and telephone number of registrant's principal executive office)

NATIONAL CORPORATE RESEARCH, LTD.

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
        Common Shares: 1,018,590,255

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

  •
  Annual Information Form of the Registrant dated March 7, 2008;

  •
  Management's Discussion and Analysis of the Registrant dated March 7, 2008;

  •
  Comparative audited consolidated financial statements of the Registrant, including notes thereto, together with the Independent Auditors' Report thereon as at and for the year ended December 31, 2007, the Independent Auditors' Report on Internal Controls under Standards of The Public Company Accounting Oversight Board (United States) as at December 31, 2007, the Report of Management and the Management Report on Internal Control over Financial Reporting; and

  •
  Statement of Corporate Governance Practices of the Registrant contained in Schedule A of the Registrant's Management Proxy Circular dated March 7, 2008, excluding the portion thereof which appears under the heading "Audit Committee Report".

Forward-Looking Information

        This Form 40-F contains or incorporates by reference information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. Forward-looking information is included throughout the Annual Report on Form 40-F and the documents incorporated by reference herein including among other places: (1) in the Annual Information Form of the Registrant dated March 7, 2008 under the headings "General Development of the Business", "Description of the Business", "Corporate Responsibility and Environmental Protection", "Legal Proceedings" and "Risk Factors"; and (2) in the Management's Discussion and Analysis of the Registrant dated March 7, 2008 under the headings "Outlook for 2008" and "Risk Factors". This forward-looking information includes, among others, statements regarding:

  •
  estimated amounts and timing of capital expenditures;

  •
  business plans for drilling, exploration, development, and redevelopment and estimated timing;

  •
  business strategy and plans;

  •
  planned acquisitions and dispositions and their timing;

  •
  expected impact of proposed royalty changes;

  •
  estimated timing and results of new projects, including the timing of production;

  •
  anticipated construction and installation of facilities;

  •
  anticipated environmental compliance costs;

  •
  estimated movement in working capital;

  •
  anticipated filings with securities regulatory authorities;

  •
  estimates of production, production growth, and operations or financial performance;

  •
  estimated impacts of penalties;

  •
  estimated petroleum revenue taxes;

  •
  the merits or anticipated outcome or timing of pending litigation; and

  •
  other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

        Often, but not always, forward-looking information uses words or phrases such as: "expects", "does not expect" or "is expected", "anticipates" or "does not anticipate", "plans" or "planned", "estimates"

or "estimated", "projects" or "projected", "forecasts" or "forecasted", "believes", "intends", "likely", "possible", "probable", "scheduled", "positioned", "goal", "objective" or states that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

        Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained or incorporated by reference in this Form 40-F. Information regarding oil and gas reserves, business plans for drilling, exploration, development, and appraisal assumes that the extraction of crude oil, natural gas and natural gas liquids remains economic. For the purposes of preparing this Form 40-F and the documents incorporated herein by reference, the Registrant assumed a West Texas Intermediate oil price of approximately US$70/bbl, a NYMEX natural gas price of approximately US$8/mmbtu, a US$/C$ exchange rate of approximately US$0.94 = C$1.00 and a C$/£ exchange rate of approximately C$2.14=UK£$1.00 in 2008.

        Information regarding estimated future production and production growth includes anticipated completion of the Beatrice asset sale but does not reflect the impact of any future asset dispositions. The completion of any contemplated asset dispositions is contingent on various factors, including favorable market conditions, the ability of the Registrant to negotiate acceptable terms of sale and receipt of any required approvals for such dispositions.

        Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by the Registrant and described in the forward-looking information contained in this Form 40-F. The material risk factors include, but are not limited to:

  •
  the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;

  •
  risks and uncertainties involving geology of oil and gas deposits;

  •
  the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;

  •
  the uncertainty of estimates and projections relating to production, costs and expenses;

  •
  potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

  •
  the risk that adequate pipeline capacity to transport gas to market may not be available;

  •
  fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

  •
  the outcome and effects of any future acquisitions and dispositions;

  •
  the ability of the Registrant to integrate any assets it may acquire or the performance of those assets;

  •
  health, safety and environmental risks;

  •
  uncertainties as to the availability and cost of financing and changes in capital markets;

  •
  uncertainties related to the litigation process, such as possible discovery of new evidence or acceptance of novel legal theories and difficulties in predicting the decisions of judges and juries;

  •
  risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

  •
  competitive actions of other companies, including increased competition from other oil and gas companies;

  •
  changes in general economic and business conditions;

  •
  the effect of acts of, or actions against, international terrorism;

  •
  the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;

  •
  results of the Registrant's risk mitigation strategies, including insurance and any hedging activities; and

  •
  the Registrant's ability to implement its business strategy.

        The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Registrants's operations or financial results are included: (1) under the heading "Risk Factors" in the Annual Information Form; (2) in the Report on Reserves Data by the Registrants's Internal Qualified Reserves Evaluator and in the Report of Management and Directors on Oil and Gas Disclosure, attached as schedules to the Annual Information Form; (3) under the heading "Risk Factors" in the Management's Discussion and Analysis; and (4) elsewhere in the Annual Information Form and Management's Discussion and Analysis. In addition, information is available in the Registrant's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

        Forward-looking information is based on the estimates and opinions of the Registrant's management at the time the information is presented. The Registrant assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

NOTE TO UNITED STATES READERS—
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

CONTROLS AND PROCEDURES

        As of the end of the period covered by this Annual Report, an evaluation was carried out under the supervision of and with the participation of the Registrant's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operations of the Registrant's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Registrant in reports that it files with or submits to the Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms.

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

        Management has conducted an evaluation of the Registrant's internal control over financial reporting based on criteria established in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        Based on management's assessment as of December 31, 2007, the end of the Registrant's fiscal year, management concludes that the Registrant's internal control over financial reporting is effective.

        Management reviewed the results of management's assessment with the Audit Committee of the Registrant's Board of Directors. The Registrant's independent registered public accounting firm, Ernst & Young LLP, independently assessed the effectiveness of the Registrant's internal control over financial reporting. Ernst & Young LLP's attestation is located in the Independent Auditors' Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States) which is incorporated by reference in this Annual Report on Form 40-F as Exhibit 99.8.

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

        No changes were made in the Registrant's internal control over financial reporting during the fiscal year ended December 31, 2007 that have materially affected or are reasonably likely to materially affect the Registrant's internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

        The Registrant's Board of Directors has determined that Robert G. Welty, a member of the Audit Committee, qualifies as an audit committee financial expert (as defined in paragraph (8)(b) of General Instruction B of Form 40-F) and is independent as defined by the New York Stock Exchange Corporate Governance Rules.

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

OFF-BALANCE SHEET TRANSACTIONS AND CONTRACTUAL OBLIGATIONS

        Information regarding off-balance sheet transactions and contractual obligations of the Registrant is included in Management's Discussion and Analysis of the Registrant and notes 12 and 13 of the comparative audited consolidated financial statements of the Registrant, which are incorporated by reference in this Annual Report on Form 40-F.

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

Registrant:	TALISMAN ENERGY INC.
	By:	/s/ M. JACQUELINE SHEPPARD
	Name:	M. Jacqueline Sheppard, Q.C.
	Title:	Executive Vice-President, Corporate and Legal, and Corporate Secretary

Date:    March 7, 2008

EXHIBIT INDEX

Exhibits	Description
99.1	Certificates of the Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.2	Certificates of the Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.3	Consent of Ernst & Young LLP.
99.4	Consent of Michael Adams, Internal Qualified Reserves Evaluator.
99.5	Annual Information Form of the Registrant dated March 7, 2008.
99.6	Management's Discussion and Analysis of the Registrant dated March 7, 2008.
99.7
Comparative audited consolidated financial statements of the Registrant, including notes thereto, together with Independent Auditors' Report thereon as at and for the year ended December 31, 2007, the Independent Auditors' Report on Internal Controls Under Standards of The Public Company Accounting Oversight Board (United States) as at December 31, 2007, the Report of Management and the Management Report on Internal Control over Financial Reporting.
99.8
Statement of Corporate Governance Practices of the Registrant contained in Schedule A of the Registrant's Management Proxy Circular dated March 7, 2008, excluding the portion thereof which appears under the heading "Audit Committee Report".

QuickLinks

Forward-Looking Information
NOTE TO UNITED STATES READERS— DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
CONTROLS AND PROCEDURES
AUDIT COMMITTEE FINANCIAL EXPERT
AUDIT COMMITTEE INFORMATION, AUDITOR FEES AND CODE OF ETHICS
OFF-BALANCE SHEET TRANSACTIONS AND CONTRACTUAL OBLIGATIONS
UNDERTAKING
CONSENT TO SERVICE OF PROCESS
SIGNATURES
EXHIBIT INDEX