Form 40-F/A
period 2007-12-31
TALISMAN ENERGY INC
filed 2008-03-14
CIK 201283

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
(Amendment No. 1)

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

Yes  ☒                   No  ☐

EXPLANATORY NOTE

        The Registrant is filing this Form 40-F/A (Amendment No. 1) to its Form 40-F for the year ended December 31, 2007 which was filed with the Securities and Exchange Commission on March 7, 2008, in order to re-file its Management's Discussion and Analysis ("MD&A") dated March 7, 2008, to include the disclosure of common shares and stock options outstanding as at March 6, 2008. These numbers have been added to page 12 of the MD&A. The re-filed MD&A is, in all other respects, identical to the MD&A that was filed on March 7, 2008.

        Other than as expressly set forth above, this Form 40-F/A does not, and does not purport to, update, or restate the information in any Item of the Form 40-F or reflect any events that have occurred after the Form 40-F was filed.

        The following documents, or the portions thereof indicated below, that are filed as exhibits to this Annual Report on Form 40-F, are incorporated herein by this reference.

  •
  Annual Information Form of the Registrant dated March 7, 2008;*

  •
  Management's Discussion and Analysis of the Registrant dated March 7, 2008;

  •
  Comparative audited consolidated financial statements of the Registrant, including notes thereto, together with the Independent Auditors' Report thereon as at and for the year ended December 31, 2007, the Independent Auditors' Report on Internal Controls under Standards of The Public Company Accounting Oversight Board (United States) as at December 31, 2007, the Report of Management and the Management Report on Internal Control over Financial Reporting; and*

  •
  Statement of Corporate Governance Practices of the Registrant contained in Schedule A of the Registrant's Management Proxy Circular dated March 7, 2008, excluding the portion thereof which appears under the heading "Audit Committee Report".*

        *Previously filed on March 7, 2008 on the annual report on Form 40-F for the year ended December 31, 2007.

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

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this amendment to the Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:	TALISMAN ENERGY INC.
	By:	/s/ M. JACQUELINE SHEPPARD
	Name:	M. Jacqueline Sheppard, Q.C.
	Title:	Executive Vice-President, Corporate and Legal, and Corporate Secretary

Date:    March 14, 2008

EXHIBIT INDEX

Exhibits	Description
99.1	Certificates of the Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.2*	Certificates of the Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.3*	Consent of Ernst & Young LLP.
99.4*	Consent of Michael Adams, Internal Qualified Reserves Evaluator.
99.5*	Annual Information Form of the Registrant dated March 7, 2008.
99.6	Management's Discussion and Analysis of the Registrant dated March 7, 2008.
99.7*
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
99.8*
Statement of Corporate Governance Practices of the Registrant contained in Schedule A of the Registrant's Management Proxy Circular dated March 7, 2008, excluding the portion thereof which appears under the heading "Audit Committee Report".

*
Previously filed on March 7, 2008 on the Registrant's annual report on Form 40-F for the year ended December 31, 2007.

QuickLinks

EXPLANATORY NOTE
Forward-Looking Information
SIGNATURES
EXHIBIT INDEX