Form 40-F
period 2008-12-31
TALISMAN ENERGY INC
filed 2009-03-09
CIK 201283

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(CHECK ONE)
☐	Registration statement pursuant to Section 12 of the Securities and Exchange Act of 1934
OR
☒	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2008
Commission File Number: 001-06665

TALISMAN ENERGY INC.
(Exact name of Registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	1311 (Primary standard industrial classification code number, if applicable)	Not applicable (I.R.S. employer identification number, if applicable)
Suite 2000, 888 – 3rd Street S.W. Calgary, Alberta Canada T2P 5C5 (403) 237-1234 (Address and telephone number of registrant's principal executive office)

NATIONAL CORPORATE RESEARCH, LTD.

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
        5.125% Notes, due 2015
        7.25% Debentures, due 2027
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
        Common Shares: 1,018,770,249

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

  •
  Annual Information Form of the Registrant dated March 9, 2009;

  •
  Management's Discussion & Analysis of the Registrant dated March 4, 2009; and

  •
  Comparative audited Consolidated Financial Statements of the Registrant, including notes thereto, together with the Independent Auditors' Report thereon as at and for the year ended December 31, 2008, the Independent Auditors' Report on Internal Controls under Standards of The Public Company Accounting Oversight Board (United States) as at December 31, 2008, the Report of Management and the Management Report on Internal Control over Financial Reporting.

Forward-Looking Information

        This Form 40-F contains or incorporates by reference information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. Forward-looking information is included throughout the Annual Report on Form 40-F and the documents incorporated by reference herein including among other places: (1) in the Annual Information Form of the Registrant dated March 9, 2009 under the headings "General Development of the Business", "Description of the Business", "Corporate Responsibility and Environmental Protection", "Legal Proceedings" and "Risk Factors"; and (2) in the Management's Discussion & Analysis of the Registrant dated March 4, 2009 under the headings "Outlook for 2009" and "Risk Factors". This forward-looking information includes, among others, statements regarding:

  •
  business strategy, plans and priorities;

  •
  planned dispositions of non-core assets and timing of closing of transactions;

  •
  planned 2009 capital program and sources of finding;

  •
  planned unconventional development pilots and projects;

  •
  expected timing of first oil and dry gas from the Northern Fields in Malaysia, of production from a third well in the Rev field; and of first oil from the EMK Unit in Algeria;

  •
  expected timing of bid results in Norway and completion of seismic programs in Peru;

  •
  planned drilling, exploration, development, building of processing facilities, acquisition of new lands, and project evaluation and sanctioning;

  •
  expected timing of LNG trains coming on-stream at Tangguh;

  •
  expected production from the Song Doc field in Vietnam;

  •
  expected costs of environmental regulation compliance;

  •
  expected timing and outcome of pending litigation;

  •
  expected increase in royalties;

  •
  expected increase in stock-based compensation expense;

  •
  expected ability of counterparties to meet their obligations;

  •
  expected production during 2009; and

  •
  other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

        Statements concerning oil and gas reserves contained in the Annual Information Form dated March 9, 2009 and Management's Discussion & Analysis dated March 4, 2009 may be deemed to be forward-looking information as they involve the implied assessment that the resources described can be profitably produced in the future.

        Except for the timing of bid results, costs of environmental regulation compliance, timing and outcome pending litigation, expected increased in stock based expense, expected ability of counterparties to meet their obligations and expected impact of accounting pronouncements, each of the forward-looking information listed above are based on the Registrant's 2009 capital program as announced on January 13, 2009. The material assumptions supporting the 2009 capital program are: (1) 2009 annual production of approximately 430,000 boe/d; (2) a US$40/bbl WTI oil price for 2009 and (3) a US$5/mmbtu NYMEX natural gas price for 2009. 2009 production estimates are subject to the timing of development activities and include the anticipated completion of planned dispositions. The completion of any contemplated disposition is contingent on various factors, including market conditions, the ability of the Registrant to negotiate acceptable terms for sale and receipt of any required approvals for such dispositions.

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

  •
  the impact of the economy and credit crisis on the ability of the counterparties to the Registrant's commodity price derivative contracts to meet their obligations under the contracts;

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

  •
  changes in general economic and business conditions;

  •
  uncertainties as to the availability and cost of financing and changes in capital markets;

  •
  the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and

  •
  results of the Registrant's risk mitigation strategies, including insurance and hedging activities.

        The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Registrant's operations or financial results are included: (1) under the heading "Risk Factors" in the Annual Information Form; (2) in the Report on Reserves Data by the Registrant's Internal Qualified Reserves Evaluator and in the Report of Management and Directors on Oil and Gas Disclosure, attached as schedules to the Annual Information Form; (3) under the heading "Risk Factors" in the Management's Discussion and Analysis; and (4) elsewhere in the Annual Information Form and Management's Discussion and Analysis. In addition, information is available in the Registrant's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

        Forward-looking information is based on the estimates and opinions of the Registrant's management at the time the information is presented. The Registrant assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

NOTE TO UNITED STATES READERS—
DIFFERENCES IN UNITED STATES AND
CANADIAN REPORTING PRACTICES

        The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this Annual Report on Form 40-F, in accordance with Canadian generally accepted accounting principles ("GAAP"), and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies. Significant differences between Canadian GAAP and United States GAAP are described in note 24 of the comparative audited Consolidated Financial Statements of the Registrant.

        Acquiring, holding or disposing of the Registrant's securities may subject you to tax consequences both in the United States and Canada. Tax consequences of acquiring, holding and disposing of the Registrant's securities are not described in this Annual Report.

CONTROLS AND PROCEDURES

        Information regarding the Registrant's internal control over financial reporting and disclosure controls and procedures is included in the Registrant's Management Discussion & Analysis incorporated herein by reference. The Management Report on Internal Control over Financial Reporting is included in the Registrant's comparative audited Consolidated Financial Statements incorporated herein by reference.

        The results of management's assessment of internal control over financial reporting were reviewed with the Audit Committee of the Registrant's Board of Directors. The Registrant's independent registered public accounting firm, Ernst & Young LLP, independently assessed the effectiveness of the Registrant's internal control over financial reporting. Ernst & Young LLP's attestation is located in the Independent Auditors' Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States) which is incorporated by reference in this Annual Report on Form 40-F as Exhibit 99.7.

BOARD OF DIRECTORS

        The Registrant's Board of Directors is comprised of a majority of unrelated, independent directors in accordance with the requirements of Section 303A.01 of the NYSE Listed Company Manual ("NYSE Manual"). The Board of Directors has determined that each of the directors and the Chairman is unrelated and independent based on the following information:

Name of Director	Independent (I)/ Non-Independent(NI)	Relationship(s) examined and basis for determination
Douglas B. Baldwin	I	Former executive of TransCanada PipeLines Limited. Previous member of the Board of Governors of the University of Calgary.(1)
William R.P. Dalton	I	Former executive of HSBC Bank plc. Director of AEGIS Managing Agency for Lloyds of London Syndicate 1225.(1)
Kevin S. Dunne	I	No relationships requiring examination.
John A. Manzoni	NI	Executive officer of the Registrant. Determined as non-independent pursuant to Canadian Securities Administrators Rules, National Instrument 52-110 and NYSE standards.
Lawrence G. Tapp	I	No relationships requiring examination.
Stella M. Thompson	I	No relationships requiring examination.
John D. Watson	I	Former executive of EnCana Corporation.(1)
Robert G. Welty	I	No relationships requiring examination.
Charles R. Williamson	I	Former executive of Unocal Corporation (now Chevron Corporation); director of Weyerhauser Inc.(1)
Charles W. Wilson	I	Director of Akita Drilling Ltd.(2)

Notes:

(1)
The relationship the Registrant has with each of the companies or organizations listed was entered into on terms substantially similar to those that would be offered to comparable counterparties in similar circumstances; the termination of a relationship with any of these companies or organizations in the normal course of business would not reasonably be expected to have a material and adverse effect on the financial condition, results of operations or business of such companies.

(2)
The Registrant's relationship to Akita might be material to Akita; however: (i) the relationship that the Registrant has with Akita was entered into on terms substantially similar to those that would be offered to comparable counterparties in similar circumstances; and (ii) Mr. Wilson's personal economic exposure to Akita is not material to him.

        The composition of the Board of Directors, including the independence of the Chairman, ensures that the Board has in place appropriate structures and procedures to ensure that the Board can function independently of management.

        The Board of Directors meets regularly for executive sessions in which the Registrant's "non-management directors" (as that term is defined in the NYSE Manual) meet independently of management directors. The Chairman of the Board of Directors serves as the presiding director at all meetings of the Board.

        The Board of Directors has established six committees: the Audit Committee, the Executive Committee, the Governance and Nominating Committee, the Management Succession and Compensation Committee, the Health, Safety, Environment and Corporate Responsibility Committee and the Reserves Committee. All committees are comprised of a majority of unrelated, independent directors. The President and Chief Executive Officer is the only related director on the Board and is a member of the Executive Committee and the Health, Safety, Environment and Corporate

Responsibility Committee. All other committees are composed exclusively of unrelated, independent directors. The terms of reference of the Board, and its committees may be obtained from the Registrant's website at www.talisman-energy.com or upon request from: Corporate and Investor Communications Department, Talisman Energy Inc., 2000, 888 - 3rd Street SW, Calgary, Alberta, T2P 5C5, or by email at: tlm@talisman-energy.com.

        The Registrant operates under corporate governance principles that are consistent with the requirements of Section 303A.09 of the NYSE Manual. The Registrant's corporate governance practices also satisfy substantially all of the NYSE corporate governance listing standards applicable to US companies. A summary of the Registrant's corporate governance principles and a description of the material ways in which the Registrant's corporate governance practices differ from those applicable to US companies is at www.talisman-energy.com or upon request from: Corporate and Investor Communications Department, Talisman Energy Inc., 2000, 888 - 3rd Street SW, Calgary, Alberta, T2P 5C5, or by email at: tlm@talisman-energy.com.

CODE OF ETHICS

        The Registrant has adopted a policy on business conduct and ethics ("PBCE"), which is applicable to all directors, officers and employees. In 2008, the PBCE was updated to reflect the evolving area of corporate responsibility, corporate structure and policy changes. A copy of the revised PBCE can be obtained from the Registrant's website at www.talisman-energy.com or without charge, upon request from: Corporate and Investor Communications Department, Talisman Energy Inc., 2000, 888 - 3rd Street S.W., Calgary, Alberta T2P 5C5, or by email at: tlm@talisman-energy.com.

AUDIT COMMITTEE FINANCIAL EXPERT

        The Registrant's Board of Directors has determined that Robert G. Welty, a member of the Audit Committee, qualifies as an audit committee financial expert (as defined in paragraph (8)(b) of General Instruction B of Form 40-F) and is independent as defined by the NYSE Manual.

AUDIT COMMITTEE INFORMATION & AUDITOR FEES

        The following information is included in Schedule C of the Registrant's Annual Information Form:

  •
  Information regarding the Registrant's Audit Committee; and

  •
  Information regarding fees billed by the Registrant's principal accountants, including policies and procedures adopted for pre-approval of audit fees, audit-related fees, tax fees and all other fees.

OFF-BALANCE SHEET TRANSACTIONS AND CONTRACTUAL OBLIGATIONS

        Information regarding off-balance sheet transactions and contractual obligations of the Registrant is included in Management's Discussion & Analysis of the Registrant and note 16 of the comparative audited Consolidated Financial Statements of the Registrant, which are incorporated by reference in this Annual Report on Form 40-F.

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

Registrant:	TALISMAN ENERGY INC.
	By:	/s/ ROBERT R. ROONEY
	Name:	Robert R. Rooney
	Title:	Executive Vice-President, Legal and General Counsel

Date:    March 9, 2009

EXHIBIT INDEX

Exhibits	Description
99.1	Certificates of the Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.2	Certificates of the Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.3	Consent of Ernst & Young LLP.
99.4	Consent of Michael Adams, Internal Qualified Reserves Evaluator.
99.5	Annual Information Form of the Registrant dated March 9, 2009.
99.6	Management's Discussion & Analysis of the Registrant dated March 4, 2009.
99.7
Comparative audited Consolidated Financial Statements of the Registrant, including notes thereto, together with Independent Auditors' Report thereon as at and for the year ended December 31, 2008, the Independent Auditors' Report on Internal Controls Under Standards of The Public Company Accounting Oversight Board (United States) as at December 31, 2008, the Report of Management and the Management Report on Internal Control over Financial Reporting.

QuickLinks

Forward-Looking Information
NOTE TO UNITED STATES READERS— DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
CONTROLS AND PROCEDURES
BOARD OF DIRECTORS
CODE OF ETHICS
AUDIT COMMITTEE FINANCIAL EXPERT
AUDIT COMMITTEE INFORMATION & AUDITOR FEES
OFF-BALANCE SHEET TRANSACTIONS AND CONTRACTUAL OBLIGATIONS
UNDERTAKING
CONSENT TO SERVICE OF PROCESS
SIGNATURES
EXHIBIT INDEX