Form 40-F
period 2009-12-31
TALISMAN ENERGY INC
filed 2010-03-08
CIK 201283

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(CHECK ONE)
☐	Registration statement pursuant to Section 12 of the Securities and Exchange Act of 1934
OR
☒	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2009
Commission File Number: 001-06665

TALISMAN ENERGY INC.
(Exact name of Registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	1311 (Primary standard industrial classification code number, if applicable)	Not applicable (I.R.S. employer identification number, if applicable)
Suite 2000, 888 - 3rd Street S.W. Calgary, Alberta Canada T2P 5C5 (403) 237-1234 (Address and telephone number of Registrant's principal executive office)

NATIONAL CORPORATE RESEARCH, LTD.

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
7.750% Notes, due 2019
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

    Common Shares: 1,018,938,564

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

  •
  Annual Information Form of the Registrant dated March 8, 2010;

  •
  Management's Discussion and Analysis of the Registrant dated March 8, 2010; and

  •
  Comparative audited Consolidated Financial Statements of the Registrant, including notes thereto, together with the Independent Auditor's Report thereon as at and for the year ended December 31, 2009, the Independent Auditor's Report on Internal Controls under Standards of The Public Company Accounting Oversight Board (United States) as at December 31, 2009, the Report of Management and the Management Report on Internal Control over Financial Reporting.

 Forward-Looking Information

        This Form 40-F contains or incorporates by reference information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. Forward-looking information is included throughout the Annual Report on Form 40-F and the documents incorporated by reference herein including among other places: (1) in the Annual Information Form of the Registrant dated March 8, 2010 under the headings "General Development of the Business", "Description of the Business", "Corporate Responsibility and Environmental Protection", "Legal Proceedings" and "Risk Factors"; and (2) in the Management's Discussion and Analysis of the Registrant dated March 8, 2010 under the headings "Outlook for 2010" and "Risk Factors". This forward-looking information includes, among others, statements regarding:

  •
  business strategy, plans and priorities;

  •
  planned 2010 capital program, priorities and sources of funding;

  •
  possible dispositions of non-core assets and gas-weighted properties;

  •
  expected results from the Registrant's portfolio of oil and gas assets;

  •
  planned shale development pilots and projects;

  •
  planned drilling, exploration, development, upgrading of facilities, building of processing facilities, seismic, and project evaluation and sanctioning;

  •
  planned or expected production for the North Sea;

  •
  expected onstream dates at the Burghley Field, Auk North, Auk South, Yme and the EMK Unit in Algeria;

  •
  expected Southeast Asia growth, projects coming onstream, and exploration upside;

  •
  the commissioning period of a Mercury Removal Unit in the Northern Fields;

  •
  the opportunity to aggregate significant discovered and prospective onshore gas resources in Papua New Guinea;

  •
  drilling of gas reserves in Indonesia and Malaysia in the next five years to meet gas deliverability requirements;

  •
  future net cash flows and discounted cash flows;

  •
  the implementation of global Health, Safety, Security, Environment and Operational Integrity standards;

  •
  expected costs of environmental regulation compliance;

  •
  the expectation that all dividends to be paid in 2010 and subsequent years will be eligible dividends for the purposes of the Income Tax Act (Canada);

  •
  expected timing and outcome of pending litigation;

  •
  expected delays as a result of regulation; and

  •
  other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

        Statements concerning oil and gas reserves contained in the Annual Information Form under the headings "Description of the Business—Reserves Information" and "Other Oil and Gas Information" and the Management's Discussion and Analysis may be deemed to be forward-looking information as they involve the implied assessment that the resources described can be profitably produced in the future.

        The forward-looking information listed above is based on the Registrant's 2010 capital program as announced on January 11, 2010. The Registrant set its 2010 capital expenditure plans assuming: (1) the Registrant's production in 2010 will be broadly the same as 2009 at around 425,000 boe/d, excluding any sales in North America during the year; (2) a US$60/bbl WTI oil price for 2010; and (3) a US$3.50/mmbtu NYMEX natural gas price for 2010.

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

  •
  uncertainty related to securing sufficient egress and markets to meet shale gas production;

  •
  the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;

  •
  the uncertainty of estimates and projections relating to production, costs and expenses;

  •
  the impact of the economy on the ability of the counterparties to the Registrant's commodity price derivative contracts to meet their obligations under the contracts;

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

  •
  the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and

  •
  results of the Registrant's risk mitigation strategies, including insurance and any hedging activities.

        The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Registrant's operations or financial results or strategy are included: (1) under the heading "Risk Factors" in the Annual Information Form; (2) in the Report on Reserves Data by the Registrant's Internal Qualified Reserves Evaluator and in the Report of Management and Directors on Oil and Gas Disclosure, attached as schedules to the Annual Information Form; (3) under the heading "Risk Factors" in the Management's Discussion and Analysis; and (4) elsewhere in the Annual Information Form and Management's Discussion and Analysis. In addition, information is available in the Registrant's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

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

NOTE TO UNITED STATES READERS—
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

        The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this Annual Report on Form 40-F, in accordance with Canadian generally accepted accounting principles ("GAAP"), and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies. Significant differences between Canadian GAAP and United States GAAP are described in note 25 of the comparative audited Consolidated Financial Statements of the Registrant.

        Acquiring, holding or disposing of the Registrant's securities may subject you to tax consequences both in the United States and Canada. Tax consequences of acquiring, holding and disposing of the Registrant's securities are not described in this Annual Report.

CONTROLS AND PROCEDURES

        Information regarding the Registrant's internal control over financial reporting and disclosure controls and procedures is included in the Registrant's Management Discussion and Analysis incorporated herein by reference. The Management Report on Internal Control over Financial Reporting is included in the Registrant's comparative audited Consolidated Financial Statements incorporated herein by reference.

        The results of management's assessment of internal control over financial reporting were reviewed with the Audit Committee of the Registrant's Board of Directors. The Registrant's independent registered public accounting firm, Ernst & Young LLP, independently assessed the effectiveness of the Registrant's internal control over financial reporting. Ernst & Young LLP's attestation is located in the Independent Auditor's Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States) which is incorporated by reference in this Annual Report on Form 40-F as Exhibit 99.7.

 BOARD OF DIRECTORS

        The Registrant's Board of Directors is comprised of a majority of unrelated, independent directors in accordance with the requirements of Sections 303A.01 and 303A.02 of the NYSE Listed Company Manual ("NYSE Manual"). The Board of Directors has determined that each of the directors and the Chairman is unrelated and independent based on the following information:

Name of Director	Independent (I)/ Non-Independent (NI)	Relationship(s) examined and basis for determination
Christiane Bergevin	I	Current executive of Desjardins Group(1) and former director of Caisse de dépôt et placement du Québec.
Donald J. Carty	I	Director and former executive of Dell Inc.(1)
William R.P. Dalton	I	Former executive of HSBC Bank plc. Director of AEGIS Managing Agency for Lloyds of London Syndicate 1225.(1)
Kevin S. Dunne	I	No relationships requiring examination.
John A. Manzoni	NI	Executive officer of the Registrant. Determined as non-independent pursuant to Canadian Securities Administrators Rules, National Instrument 52-110 and NYSE standards.
Lisa A. Stewart	I	No relationships requiring examination.
Peter W. Tomsett	I	No relationships requiring examination.
Stella M. Thompson	I	No relationships requiring examination.
John D. Watson	I	Former executive of EnCana Corporation.(1)
Robert G. Welty	I	No relationships requiring examination.
Charles R. Williamson (Chairman)	I	Former executive of Unocal Corporation (now Chevron Corporation); director of Weyerhauser Inc.(1)
Charles W. Wilson	I	Director of Akita Drilling Ltd.(2)
Charles M. Winograd	I	Director of RBC Dexia Investor Services Ltd. and former executive of RBC Capital Markets(1)

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

        The Board of Directors meets regularly for executive sessions in which the Registrant's independent and "non-management directors" (as that term is defined in the NYSE Manual) meet independently of management directors. Charles R. Williamson, the Chairman of the Board of Directors, serves as the presiding director at all meetings of the Board.

        The Board of Directors has established six committees: the Audit Committee, the Executive Committee, the Governance and Nominating Committee, the Human Resources Committee, the Health, Safety, Environment and Corporate Responsibility Committee and the Reserves Committee. All committees are comprised of a majority of unrelated, independent directors. The President and Chief Executive Officer is the only related, non-independent director on the Board and is a member of the Executive Committee and the Health, Safety, Environment and Corporate Responsibility Committee. All other committees are composed exclusively of unrelated, independent directors. The terms of reference of the Board and its committees may be obtained from the Registrant's website at www.talisman-energy.com or upon request from: Corporate and Investor Communications Department, Talisman Energy Inc., 2000, 888 - 3rd Street SW, Calgary, Alberta, T2P 5C5, or by email at: tlm@talisman-energy.com.

        The Registrant operates under corporate governance practices that are consistent with the requirements of Section 303A.09 of the NYSE Manual. The Registrant's corporate governance practices also satisfy a substantial majority of the NYSE corporate governance listing standards applicable to US companies. A summary of the Registrant's corporate governance practices and a description of the material ways in which the Registrant's corporate governance practices differ from those applicable to US companies is at www.talisman-energy.com or upon request from: Corporate and Investor Communications Department, Talisman Energy Inc., 2000, 888 - 3rd Street SW, Calgary, Alberta, T2P 5C5, or by email at: tlm@talisman-energy.com.

CODE OF ETHICS

        The Registrant has adopted a policy on business conduct and ethics ("PBCE"), which is applicable to all directors, officers and employees. In 2009, the PBCE was updated to include reference to the Registrant's Integrity Matters hotline which is a way for employees, vendors, independent contract workers and any other stakeholders to raise any serious grievances on any topic they may have about the Registrant. A copy of the revised PBCE can be obtained from the Registrant's website at www.talisman-energy.com or without charge, upon request from: Corporate and Investor Communications Department, Talisman Energy Inc., 2000, 888 - 3rd Street S.W., Calgary, Alberta T2P 5C5, or by email at: tlm@talisman-energy.com.

AUDIT COMMITTEE FINANCIAL EXPERT

        The Registrant's Board of Directors has determined that John D. Watson, a member of the Audit Committee, qualifies as an audit committee financial expert (as defined in paragraph (8)(b) of General Instruction B of Form 40-F) and is independent as defined by the NYSE Manual.

AUDIT COMMITTEE INFORMATION & AUDITOR FEES

        The following information is included in Schedule C of the Registrant's Annual Information Form:

  •
  Information regarding the Registrant's Audit Committee; and

  •
  Information regarding fees billed by the Registrant's principal accountants for each of the last two fiscal years, including policies and procedures adopted for pre-approval of audit fees, audit-related fees, tax fees and all other fees.

 OFF-BALANCE SHEET TRANSACTIONS AND CONTRACTUAL OBLIGATIONS

        Information regarding off-balance sheet transactions and contractual obligations of the Registrant is included in Management's Discussion and Analysis of the Registrant and note 16 of the comparative audited Consolidated Financial Statements of the Registrant, which are incorporated by reference in this Annual Report on Form 40-F.

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

CONSENT TO SERVICE OF PROCESS

        The Registrant has previously filed with the Commission a written consent to service of process and power of attorney on Form F-X. Any change to the name or address of the Registrant's agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

 SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:	TALISMAN ENERGY INC.
	By:	/s/ ROBERT R. ROONEY
	Name:	Robert R. Rooney
	Title:	Executive Vice-President, Legal and General Counsel
Date: March 8, 2010

 EXHIBIT INDEX

Exhibits	Description
99.1	Certificates of the Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.2	Certificates of the Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.3	Consent of Ernst & Young LLP.
99.4	Consent of Michael Adams, Internal Qualified Reserves Evaluator.
99.5	Annual Information Form of the Registrant dated March 8, 2010.
99.6	Management's Discussion and Analysis of the Registrant dated March 8, 2010.
99.7
Comparative audited Consolidated Financial Statements of the Registrant, including notes thereto, together with Independent Auditors' Report thereon as at and for the year ended December 31, 2009, the Independent Auditors' Report on Internal Controls Under Standards of The Public Company Accounting Oversight Board (United States) as at December 31, 2009, the Report of Management and the Management Report on Internal Control over Financial Reporting.

QuickLinks

Forward-Looking Information
NOTE TO UNITED STATES READERS— DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
CONTROLS AND PROCEDURES
BOARD OF DIRECTORS
CODE OF ETHICS
AUDIT COMMITTEE FINANCIAL EXPERT
AUDIT COMMITTEE INFORMATION & AUDITOR FEES
OFF-BALANCE SHEET TRANSACTIONS AND CONTRACTUAL OBLIGATIONS
UNDERTAKING
CONSENT TO SERVICE OF PROCESS
SIGNATURES
EXHIBIT INDEX