Form 40-F
period 2010-12-31
TALISMAN ENERGY INC
filed 2011-02-28
CIK 201283

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(CHECK ONE)
☐	Registration statement pursuant to Section 12 of the Securities and Exchange Act of 1934
OR
☒	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2010
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
  3.750% Notes, due 2021
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

  Common Shares: 1,023,773,620

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐	No ☐

        The following documents, or the portions thereof indicated below, that are filed as exhibits to this Annual Report on Form 40-F, are incorporated herein by this reference.

  •
  Annual Information Form of the Registrant dated February 28, 2011;

  •
  Management's Discussion and Analysis of the Registrant dated February 28, 2011; and

  •
  Comparative audited Consolidated Financial Statements of the Registrant, including notes thereto, together with the Independent Auditors' Report thereon as at and for the year ended December 31, 2010, the Independent Auditors' Report on Internal Controls under Standards of The Public Company Accounting Oversight Board (United States) as at December 31, 2010, the Report of Management and the Management Report on Internal Control over Financial Reporting.

 Forward-Looking Information

        This Form 40-F contains or incorporates by reference information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. Forward-looking information is included throughout the Annual Report on Form 40-F and the documents incorporated by reference herein including among other places: (1) in the Annual Information Form of the Registrant dated February 28, 2011 under the headings "General Development of the Business", "Description of the Business", "Corporate Responsibility and Environmental Protection", "Market for the Securities of the Company", "Legal Proceedings" and "Risk Factors"; and (2) in the Management's Discussion and Analysis of the Registrant dated February 28, 2011 under the headings "2010 Performance Highlights", "Outlook for 2010" and "Risk Factors". This forward-looking information includes, among others, statements regarding:

  •
  business strategy, plans and priorities;

  •
  planned 2011 capital program, priorities and sources of funding;

  •
  possible dispositions of non-core assets and gas-weighted properties;

  •
  expected results from the Company's portfolio of oil and gas assets;

  •
  planned shale development pilots and projects;

  •
  planned drilling, exploration, development, upgrading of facilities, building of processing facilities, seismic acquisition, and project evaluation and sanctioning;

  •
  planned or expected production for the North Sea and Scandinavia;

  •
  expected onstream dates at Auk South, Yme, Kitan, Jambi Merang and the EMK unit in Algeria;

  •
  planned UK and Scandinavia drilling;

  •
  planned upgrade of Claymore compressors;

  •
  commencement of UK development planning;

  •
  planned prospective resource additions and finding cost estimates;

  •
  expected Southeast Asian drilling, seismic reprocessing, growth, projects coming onstream, and exploration upside;

  •
  the commissioning period of a Mercury Removal Unit in the Northern Fields;

  •
  planned wells in Colombia, Peru, the Kurdistan region of northern Iraq, Norway, Malaysia and Indonesia;

  •
  planned drilling and the opportunity to aggregate significant discovered and prospective onshore gas resources in Papua New Guinea;

  •
  asset impairment charges;

  •
  anticipated costs associated with abandonment and reclamation activities;

  •
  expected impact of new accounting pronouncements;

  •
  drilling of gas reserves in Indonesia in the next three years to meet gas deliverability requirements;

  •
  future net cash flows and discounted cash flows;

  •
  the implementation of global Health, Safety, Security, Environment and Operational Assurance standards;

  •
  the implementation of a global community relations policy;

  •
  expected costs of environmental regulation compliance;

  •
  expenses in connection with any potential litigation;

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

        The forward-looking information listed above is based on the Registrant's 2011 capital program as announced on January 11, 2011. The Registrant set its 2011 capital expenditure plans assuming: (1) the Registrant's production in 2011 will be approximately 5-10% greater than in 2010, excluding the BP Colombia acquisition; (2) approximately a US$75/bbl WTI oil price for 2011; and (3) approximately a US$4/mmbtu NYMEX natural gas price for 2011.

        Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by the Registrant and described in the forward-looking information contained in this Form 40-F. The material risk factors include, but are not limited to:

  •
  the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market prices and demand and unpredictable facilities outages;

  •
  risks and uncertainties involving geology of oil and gas deposits;

  •
  uncertainty related to securing sufficient egress and markets to meet shale gas production;

  •
  the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;

  •
  the uncertainty of estimates and projections relating to production, costs and expenses;

  •
  the impact of the economy on the ability of the counterparties to the Company's commodity price derivative contracts to meet their obligations under the contracts;

  •
  potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

  •
  fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

  •
  the outcome and effects of any future acquisitions and dispositions;

  •
  health, safety and environmental risks, including risks related to the possibility of major accidents;

  •
  uncertainties as to the availability and cost of credit and other financing and changes in capital markets;

  •
  risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

  •
  changes in general economic and business conditions;

  •
  the possibility that government policies or laws may change or governmental approvals may be delayed or withheld, including with respect to shale gas drilling; and

  •
  results of the Company's risk mitigation strategies, including insurance and any hedging activities.

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

NOTE TO UNITED STATES READERS—DIFFERENCES IN
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

CONTROLS AND PROCEDURES

        Information regarding the Registrant's internal control over financial reporting and disclosure controls and procedures is included in the Registrant's Management's Discussion and Analysis incorporated herein by reference. The Management Report on Internal Control over Financial Reporting is included in the Registrant's comparative audited Consolidated Financial Statements incorporated herein by reference.

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

BOARD OF DIRECTORS

        The Registrant's Board of Directors is comprised of a majority of unrelated, independent directors in accordance with the requirements of Sections 303A.01 and 303A.02 of the NYSE Listed Company Manual ("NYSE Manual"). The Board of Directors has determined that each of the directors and the Chairman is unrelated and independent based on the following information:

Name of Director	Independent (I)/ Non-Independent(NI)	Relationship(s) examined and basis for determination
Christiane Bergevin	I	Current executive of Desjardins Group and director of Fiera Sceptre Inc.(1)
Donald J. Carty	I	Director and former executive of Dell Inc.(1)
William R.P. Dalton	I	Former executive of HSBC Bank plc. and director of AEGIS Managing Agency for Lloyds of London Syndicate 1225.(1)
Kevin S. Dunne	I	No relationships requiring examination.
Harold N. Kvisle	I	Director of Bank of Montreal and ARC Resources Ltd. and former executive of TransCanada Corporation.(1)
John A. Manzoni	NI	Executive officer of the Registrant. Determined as non-independent pursuant to Canadian Securities Administrators Rules, National Instrument 52-110 and NYSE standards.
Lisa A. Stewart	I	No relationships requiring examination.
Peter W. Tomsett	I	No relationships requiring examination.
John D. Watson	I	Former executive of Encana Corporation.(1)
Charles R. Williamson (Chairman)	I	Former executive of Unocal Corporation (now Chevron Corporation); director of Weyerhaeuser Inc.(1)
Charles M. Winograd	I	Director of RBC Dexia Investor Services Ltd. and former executive of RBC Capital Markets.(1)

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

        The Board of Directors meets at each regularly scheduled meeting for executive sessions in which the Registrant's independent and "non-management directors" (as that term is defined in the NYSE Manual) meet independently of management directors. Charles R. Williamson, the Chairman of the Board of Directors, serves as the presiding director at all meetings of the Board.

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

CODE OF ETHICS

        The Registrant has adopted a policy on business conduct and ethics ("PBCE"), which is applicable to all directors, officers and employees. In 2010, the PBCE was updated to reflect changes to anti-bribery regulations in the United Kingdom. A copy of the revised PBCE can be obtained from the Registrant's website at www.talisman-energy.com or without charge, upon request from: Corporate and Investor Communications Department, Talisman Energy Inc., 2000, 888 - 3rd Street S.W., Calgary, Alberta T2P 5C5, or by email at: tlm@talisman-energy.com.

AUDIT COMMITTEE FINANCIAL EXPERT

        The Registrant's Board of Directors has determined that John D. Watson, a member of the Audit Committee, qualifies as an audit committee financial expert (as defined in paragraph (8)(b) of General Instruction B of Form 40-F) and is independent as defined by the NYSE Manual.

AUDIT COMMITTEE INFORMATION & AUDITOR FEES

        The following information is included in Schedule D of the Registrant's Annual Information Form:

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

Registrant:	TALISMAN ENERGY INC.
	By:	/s/ ROBERT R. ROONEY Name: Robert R. Rooney Title: Executive Vice-President, Legal and General Counsel

Date: February 28, 2011

 EXHIBIT INDEX

Exhibits	Description
99.1	Certificates of the Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.2	Certificates of the Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.3	Consent of Ernst & Young LLP.
99.4	Consent of Michael Adams, Internal Qualified Reserves Evaluator.
99.5	Annual Information Form of the Registrant dated February 28, 2011.
99.6	Management's Discussion and Analysis of the Registrant dated February 28, 2011.
99.7
Comparative audited Consolidated Financial Statements of the Registrant, including notes thereto, together with Independent Auditors' Report thereon as at and for the year ended December 31, 2010, the Independent Auditors' Report on Internal Controls Under Standards of The Public Company Accounting Oversight Board (United States) as at December 31, 2010, the Report of Management and the Management Report on Internal Control over Financial Reporting.

QuickLinks

Forward-Looking Information
NOTE TO UNITED STATES READERS—DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
CONTROLS AND PROCEDURES
BOARD OF DIRECTORS
CODE OF ETHICS
AUDIT COMMITTEE FINANCIAL EXPERT
AUDIT COMMITTEE INFORMATION & AUDITOR FEES
OFF-BALANCE SHEET TRANSACTIONS AND CONTRACTUAL OBLIGATIONS
UNDERTAKING
CONSENT TO SERVICE OF PROCESS
SIGNATURES
EXHIBIT INDEX