Form 40-F
period 2011-12-31
TALISMAN ENERGY INC
filed 2012-03-05
CIK 201283

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(CHECK ONE)
☐	Registration statement pursuant to Section 12 of the Securities and Exchange Act of 1934
OR
☒	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2011
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

CT CORPORATION SYSTEM
111 Eighth Avenue, 13th Floor,
New York, NY 100112
(212) 894-2700
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

  5.125% Notes, due 2015
  7.75% Notes, due 2019
  3.75% Notes, due 2021
  7.25% Debentures, due 2027
  5.75% Notes, due 2035
  5.85% Notes, due 2037
  6.25% Notes, due 2038

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

        Common Shares: 1,031,273,751

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

  •
  Annual Information Form of the Registrant dated March 5, 2012;

  •
  Management's Discussion and Analysis of the Registrant dated March 5, 2012; and

  •
  Comparative audited Consolidated Financial Statements of the Registrant, including notes thereto, together with the Independent Auditors' Report thereon as at and for the year ended December 31, 2011, the Independent Auditors' Report on Internal Controls under Standards of The Public Company Accounting Oversight Board (United States) as at December 31, 2011 and the Management Report on Internal Control over Financial Reporting.

 Forward-Looking Information

        This Form 40-F contains or incorporates by reference information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. Forward-looking information is included throughout the Annual Report on Form 40-F and the documents incorporated by reference herein including among other places: (1) in the Annual Information Form of the Registrant dated March 5, 2012 under the headings "General Development of the Business", "Description of the Business", "Corporate Responsibility and Environmental Protection", "Market for the Securities of the Company", "Legal Proceedings" and "Risk Factors"; and (2) in the Management's Discussion and Analysis of the Registrant dated March 5, 2012 under the headings "2011 Performance Highlights", "Outlook for 2012" and "Risk Factors". This forward-looking information includes, among others, statements regarding:

  •
  business strategy, plans and priorities;

  •
  planned 2012 capital program, priorities and sources of funding;

  •
  the estimated impact on Talisman's financial performance from changes in production volume, commodity prices and exchange rates;

  •
  the effects of the hedging program;

  •
  expected future payment commitments and receipts, including share-based payments expenses in future periods;

  •
  possible dispositions and/or farm-outs of non-core assets and gas-weighted properties and related proceeds;

  •
  expected results from the Company's portfolio of oil and gas assets;

  •
  planned shale development pilots and projects;

  •
  planned drilling, rigs, exploration, development, upgrading of facilities, building of processing facilities, seismic acquisition, and project evaluation and sanctioning;

  •
  planned or expected production and production growth, Company-wide and regionally;

  •
  expected onstream dates at HST/HSD and the El Merk Project;

  •
  timing of Yme first production and related impacts on production;

  •
  planned re-start of the Tartan platform;

  •
  planned sanction of the Stanley condensate production/gas re-injection project;

  •
  drilling of gas reserves in Indonesia in the next five years to meet gas deliverability requirements;

  •
  targeted resource additions;

  •
  expected decommissioning obligations and reclamation costs;

  •
  future net cash flows and discounted cash flows;

  •
  the implementation of standards, systems, tools and training to support the Global Community Relations Policy;

  •
  participation in the Global Company LEAD initiative and testing of the related guidance;

  •
  expected costs of environmental regulation compliance;

  •
  the expectation that all dividends to be paid in 2011 and subsequent years will be eligible dividends for the purposes of the Income Tax Act (Canada);

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

        The factors or assumptions on which the forward-looking information is based include: assumptions inherent in current guidance; projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by the Company with securities regulatory authorities. The Company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct. Forward-looking information for periods past 2012 assumes escalating commodity prices. Closing of any transactions will be subject to receipt of all necessary regulatory approvals and completion of definitive agreements.

        Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this Annual Report on Form 40-F. The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market prices and demand and unpredictable facilities outages; risks and uncertainties involving geology of oil and gas deposits; uncertainty related to securing sufficient egress and markets to meet shale gas production; the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk; the uncertainty of estimates and projections relating to production, costs and expenses, including decommissioning liabilities; risks related to capital allocation decisions, including potential delays or changes in plans with respect to exploration or development projects or capital expenditures; fluctuations in oil and gas prices, foreign currency exchange rates, interest rates and tax or royalty rates; the outcome and effects of any future acquisitions and dispositions; health, safety, security and environmental risks, including risks related to the possibility of major accidents; environmental regulatory and compliance risks, including with respect to greenhouse gases and hydraulic fracturing; uncertainties as to the availability and cost of credit and other financing and changes in capital markets; risks in conducting foreign operations (for example, civil, political and fiscal instability and corruption); risks related to the attraction, retention and development of personnel; changes in general economic and business conditions; the possibility that government policies, regulations or laws may change or governmental approvals may be delayed or withheld, including with respect to shale gas drilling; and results of the Company's risk mitigation strategies, including insurance and any hedging activities.

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

NOTE TO UNITED STATES READERS—DIFFERENCES IN UNITED STATES AND
CANADIAN REPORTING PRACTICES

        The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this Annual Report on Form 40-F, in accordance with International Financial Reporting Standards ("IFRS"), and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

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

        The results of management's assessment of internal control over financial reporting were reviewed with the Audit Committee of the Registrant's Board of Directors. The Registrant's independent registered public accounting firm, Ernst & Young LLP, independently assessed the effectiveness of the Registrant's internal control over financial reporting. Ernst & Young LLP's attestation is located in the Independent Auditors' Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States) which is incorporated by reference in this Annual Report on Form 40-F as part of Exhibit 99.7.

 BOARD OF DIRECTORS

        The Registrant's Board of Directors is comprised of a majority of unrelated, independent directors in accordance with the requirements of Sections 303A.01 and 303A.02 of the NYSE Listed Company Manual ("NYSE Manual"). The Board of Directors has determined that each of the outside directors and the Chairman is unrelated and independent based on the following information:

Name of Director	Independent (I)/ Non-Independent(NI)	Relationship(s) examined and basis for determination
Christiane Bergevin	I	Current executive of Desjardins Group(1) and director of Fiera Sceptre Inc.
Donald J. Carty(2)	I	Director and former executive of Dell Inc.(1)
William R.P. Dalton(2)	I	Former executive of HSBC Bank plc. and director of AEGIS Managing Agency for Lloyds of London Syndicate 1225.(1)
Kevin S. Dunne	I	No relationships requiring examination.
Harold N. Kvisle	I	Director of Bank of Montreal, ARC Resources Ltd., Northern Blizzard Resources Inc. and former executive of TransCanada Corporation.(1)
John A. Manzoni	NI	Executive officer of the Registrant. Determined as non-independent pursuant to Canadian Securities Administrators Rules, National Instrument 52-110 and NYSE standards.
Lisa A. Stewart	I	No relationships requiring examination.
Peter W. Tomsett	I	No relationships requiring examination.
Michael T. Waites(2)	I	Current executive of Finning International Inc.(1)
Charles R. Williamson (Chairman)	I	Former executive of Unocal Corporation (now Chevron Corporation); director of Weyerhauser Inc.(1)
Charles M. Winograd(2)	I	Director of RBC Dexia Investor Services Ltd. and former executive of RBC Capital Markets.(1)

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
Member of the Audit Committee

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

CODE OF ETHICS

        The Registrant has adopted a policy on business conduct and ethics ("PBCE"), which is applicable to all directors, officers and employees. A copy of the PBCE can be obtained from the Registrant's website at www.talisman-energy.com or without charge, upon request from: Corporate and Investor Communications Department, Talisman Energy Inc., 2000, 888 - 3rd Street S.W., Calgary, Alberta T2P 5C5, or by email at: tlm@talisman-energy.com.

AUDIT COMMITTEE FINANCIAL EXPERT

        The Registrant's Board of Directors has determined that Michael T. Waites, a member of the Audit Committee, qualifies as an audit committee financial expert (as defined in paragraph (8)(b) of General Instruction B of Form 40-F) and is independent as defined by the NYSE Manual.

AUDIT COMMITTEE INFORMATION, AUDIT FEES, AUDIT RELATED FEES, TAX FEES AND ALL OTHER FEES

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

OFF-BALANCE SHEET TRANSACTIONS AND CONTRACTUAL OBLIGATIONS

        Information regarding off-balance sheet transactions and contractual obligations of the Registrant is included in Management's Discussion and Analysis of the Registrant and note 23 of the comparative audited Consolidated Financial Statements of the Registrant, which are incorporated by reference in this Annual Report on Form 40-F.

MINE SAFETY DISCLOSURE

        Not applicable.

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

Registrant:	TALISMAN ENERGY INC.
	By:	/s/ ROBERT R. ROONEY
	Name:	Robert R. Rooney
	Title:	Executive Vice-President, Legal and General Counsel

Date:    March 5, 2012

 EXHIBIT INDEX

Exhibits	Description
99.1	Certifications of the Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.2	Certifications of the Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.3	Consent of Ernst & Young LLP.
99.4	Consent of Michael Adams, Internal Qualified Reserves Evaluator.
99.5	Annual Information Form of the Registrant dated March 5, 2012.
99.6	Management's Discussion and Analysis of the Registrant dated March 5, 2012.
99.7

Comparative audited Consolidated Financial Statements of the Registrant, including notes thereto, together with Independent Auditors' Report thereon as at and for the year ended December 31, 2011, the Independent Auditors' Report on Internal Controls Under Standards of The Public Company Accounting Oversight Board (United States) as at December 31, 2011 and the Management Report on Internal Control over Financial Reporting.

QuickLinks

Forward-Looking Information
NOTE TO UNITED STATES READERS—DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
CONTROLS AND PROCEDURES
BOARD OF DIRECTORS
CODE OF ETHICS
AUDIT COMMITTEE FINANCIAL EXPERT
AUDIT COMMITTEE INFORMATION, AUDIT FEES, AUDIT RELATED FEES, TAX FEES AND ALL OTHER FEES
OFF-BALANCE SHEET TRANSACTIONS AND CONTRACTUAL OBLIGATIONS
MINE SAFETY DISCLOSURE
UNDERTAKING
CONSENT TO SERVICE OF PROCESS
SIGNATURES
EXHIBIT INDEX