Form 40-F
period 2012-12-31
TALISMAN ENERGY INC
filed 2013-03-06
CIK 201283

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(CHECK ONE)
☐	Registration statement pursuant to Section 12 of the Securities and Exchange Act of 1934
OR
☒	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2012
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
  5.50% Notes, due 2042

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

        Common Shares: 1,032,463,974

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

  •
  Annual Information Form of the Registrant dated March 6, 2013;

  •
  Management's Discussion and Analysis of the Registrant dated March 6, 2013; and

  •
  Comparative Audited Consolidated Financial Statements of the Registrant, including notes thereto, together with the Independent Auditor's Report thereon as at and for the year ended December 31, 2012, the Independent Auditor's Report on Internal Controls under Standards of The Public Company Accounting Oversight Board (United States) as at December 31, 2012 and the Management Report on Internal Control over Financial Reporting.

 FORWARD-LOOKING INFORMATION

        This Form 40-F contains or incorporates by reference information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. Forward-looking information is included throughout the Annual Report on Form 40-F and the documents incorporated by reference herein including among other places: (1) in the Annual Information Form of the Registrant dated March 6, 2013 under the headings "General Development of the Business", "Description of the Business", "Corporate Responsibility and Environmental Protection", "Market for the Securities of the Company", "Legal Proceedings" and "Risk Factors"; and (2) in the Management's Discussion and Analysis of the Registrant dated March 6, 2013 under the headings "2012 Performance Highlights", "Outlook for 2013" and "Risk Factors". This forward-looking information includes, among others, statements regarding:

  •
  business strategy, plans and priorities;

  •
  targeted capital expenditures and planned focus of such spending;

  •
  planned drilling and rigs in North America;

  •
  expected completion and benefits of the Saturn Deep Cut facility, the Letang Tengah Rawa Optimization project, the Sumpal expansion project and the Dayung compression project;

  •
  planned contracts to secure egress in North America;

  •
  planned seismic in Colombia and the Kurdistan region of northern Iraq;

  •
  planned shipping of third party volumes via the Oleducto Central ("OCENSA") pipeline;

  •
  expected closing of the Offshore Northwest Java ("ONWJ") sale;

  •
  planned drilling in Southeast Asia, Colombia, Kurdistan and the North Sea;

  •
  expected first production at Hai Su Trang/Hai Su Den ("HST/HSD"), the Stanley condensate recovery scheme, Montrose Areas Redevelopment ("MAR"), Brynhild and the El Merk Project;

  •
  expected benefits of the Sinopec transaction in the UK;

  •
  planned evaluation of test results in Sierra Leone;

  •
  planned piloting of the Supplier Code of Conduct ("SCOC");

  •
  expected decommissioning and reclamation costs;

  •
  future net revenues, discounted future net cash flows, future development costs, and planned sources of funding for such development;

  •
  expected production and production mix;

  •
  expected costs of environmental regulation compliance;

  •
  expected development of proved undeveloped reserves and probable undeveloped reserves;

  •
  the expectation that all dividends to be paid in 2013 and subsequent years will be eligible dividends for the purposes of the Income Tax Act (Canada);

  •
  potential expenses in connection with any potential litigation;

  •
  expected outcomes and events of the elements of the business strategy;

  •
  the estimated impact on Talisman's financial performance from changes in production volume, commodity prices and exchange rates;

  •
  the effects of the hedging program;

  •
  expected capital sources to fund the Company's capital program and acquisitions;

  •
  anticipated funding of the decommissioning liabilities;

  •
  expected future payment commitments and the estimated timing of such payments, including share-based payments expenses in future periods;

  •
  possible dispositions and/or farm-outs;

  •
  expected increase in the Company's production and number of producing mature fields as a result of the Kinabalu acquisition;

  •
  expectation that the Company's counterparties will be able to meet their obligations;

  •
  planned fulfillment of the Company's legal obligations as the Company exits Peru;

  •
  possible delays as a result of potential regulation; and

  •
  other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

        Statements concerning oil and gas reserves contained in the Schedule "A" of the Annual Information Form and the Management's Discussion and Analysis may be deemed to be forward-looking information as they involve the implied assessment that the resources described can be profitably produced in the future. The Company priorities disclosed in this 40-F are objectives only and their achievement cannot be guaranteed.

        The factors or assumptions on which the forward-looking information is based include: assumptions inherent in current guidance; projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by the Company with securities regulatory authorities. The Company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct. Forward-looking information for periods past 2013 assumes escalating commodity prices. Closing of any transactions will be subject to receipt of all necessary regulatory approvals and completion of definitive agreements.

        Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this Form 40-F and the documents incorporated herein by reference. The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; risks associated with project management, project delays and/or cost overruns; uncertainty related to securing sufficient egress and access to markets; the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk; the uncertainty of estimates and projections relating to production, costs and expenses, including decommissioning liabilities; risks related to strategic and capital allocation decisions, including potential delays or changes in plans with respect to exploration or development projects or capital expenditures; fluctuations in oil and gas prices, foreign currency exchange rates, interest rates and tax or royalty rates; the outcome and effects of any future acquisitions and dispositions; health, safety, security and environmental risks, including risks related to the possibility of major accidents; environmental regulatory and compliance risks, including with respect to greenhouse gases and hydraulic fracturing; uncertainties as to the availability and cost of credit and other financing and changes in capital markets; risks in conducting foreign operations (for example, civil, political and fiscal instability and corruption); risks related to the attraction, retention and development of personnel; changes in general economic and business conditions; the possibility that government policies, regulations or laws may change or governmental approvals may be delayed or withheld; and results of the Company's risk mitigation strategies, including insurance and any hedging activities.

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

NOTICES PURSUANT TO REGULATION BTR

        None.

 BOARD OF DIRECTORS

        The Registrant's Board of Directors is comprised of a majority of unrelated, independent directors in accordance with the requirements of Sections 303A.01 and 303A.02 of the NYSE Listed Company Manual ("NYSE Manual"). The Board of Directors has determined that each of the outside directors and the Chairman is unrelated and independent.

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

        The Board of Directors has established six committees: the Audit Committee, the Executive Committee, the Governance and Nominating Committee, the Human Resources Committee, the Health, Safety, Environment and Corporate Responsibility Committee and the Reserves Committee. All committees are comprised of a majority of unrelated, independent directors. The President and Chief Executive Officer is the only related, non-independent director on the Board and is a member of the Executive Committee. All other committees are composed exclusively of unrelated, independent directors. The terms of reference of the Board and its committees may be obtained from the Registrant's website at www.talisman-energy.com or upon request from: Corporate and Investor Communications Department, Talisman Energy Inc., 2000, 888 - 3rd Street SW, Calgary, Alberta, T2P 5C5, or by email at: tlm@talisman-energy.com.

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

 AUDIT COMMITTEE INFORMATION, AUDIT FEES, AUDIT RELATED FEES, TAX FEES AND
ALL OTHER FEES

        The Registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act, and which satisfies the requirements of Rule 10A-3 of the Exchange Act. The members of the audit committee are: Donald J. Carty, William R. P. Dalton (Chair), Michael T. Waites and Charles M. Winograd.

        The following information is included in Schedule B of the Registrant's Annual Information Form:

  •
  Information regarding the Registrant's Audit Committee; and

  •
  Information regarding fees billed by the Registrant's principal accountants for each of the last two fiscal years, including policies and procedures adopted for pre-approval of audit fees, audit-related fees, tax fees and all other fees.

OFF-BALANCE SHEET TRANSACTIONS AND CONTRACTUAL OBLIGATIONS

        Information regarding off-balance sheet transactions and contractual obligations of the Registrant is included in Management's Discussion and Analysis of the Registrant under the headings "Commitments and Off-Balance Sheet Arrangements" and "Risk Management" and in note 23 of the audited Consolidated Financial Statements of the Registrant, which are incorporated by reference in this Annual Report on Form 40-F.

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

CONSENT TO SERVICE OF PROCESS

        The Registrant has previously filed with the Commission a written consent to service of process and power of attorney on Form F-X (File No. 333-180401). Any change to the name or address of the Registrant's agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

 SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:	TALISMAN ENERGY INC.
	By:	/s/ ROBERT R. ROONEY
	Name:	Robert R. Rooney
	Title:	Executive Vice-President, Legal and General Counsel

Date: March 6, 2013

 EXHIBIT INDEX

Exhibits	Description
99.1	Certifications of the Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.2	Certifications of the Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.3	Consent of Ernst & Young LLP.
99.4	Consent of Bruce Dingeman, Internal Qualified Reserves Evaluator.
99.5	Annual Information Form of the Registrant dated March 6, 2013.
99.6	Management's Discussion and Analysis of the Registrant dated March 6, 2013.
99.7

Comparative Audited Consolidated Financial Statements of the Registrant, including notes thereto, together with Independent Auditors' Report thereon as at and for the year ended December 31, 2012, the Independent Auditors' Report on Internal Controls Under Standards of The Public Company Accounting Oversight Board (United States) as at December 31, 2012 and the Management Report on Internal Control over Financial Reporting.

QuickLinks

FORWARD-LOOKING INFORMATION
NOTE TO UNITED STATES READERS—DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
CONTROLS AND PROCEDURES
NOTICES PURSUANT TO REGULATION BTR
BOARD OF DIRECTORS
CODE OF ETHICS
AUDIT COMMITTEE FINANCIAL EXPERT
AUDIT COMMITTEE INFORMATION, AUDIT FEES, AUDIT RELATED FEES, TAX FEES AND ALL OTHER FEES
OFF-BALANCE SHEET TRANSACTIONS AND CONTRACTUAL OBLIGATIONS
MINE SAFETY DISCLOSURE
UNDERTAKING
CONSENT TO SERVICE OF PROCESS
SIGNATURES
EXHIBIT INDEX