Form 40-F
period 2013-12-31
TALISMAN ENERGY INC
filed 2014-03-03
CIK 201283

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(CHECK ONE)
☐	Registration statement pursuant to Section 12 of the Securities and Exchange Act of 1934
OR
☒	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2013
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

  5.125% Notes due 2015
  7.75% Notes due 2019
  3.75% Notes due 2021
  7.25% Debentures due 2027
  5.75% Notes due 2035
  5.85% Notes due 2037
  6.25% Notes due 2038
  5.50% Notes due 2042

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

        Common Shares: 1,035,687,784

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐	No ☐

        The following documents, or the portions thereof indicated below, that are filed as exhibits to this Annual Report on Form 40-F, are incorporated herein by this reference.

  •
  Annual Information Form of the Registrant dated March 3, 2014;

  •
  Management's Discussion and Analysis of the Registrant dated March 3, 2014; and

  •
  Comparative Audited Consolidated Financial Statements of the Registrant, including notes thereto, together with the Independent Auditors' Report thereon as at and for the year ended December 31, 2013, the Independent Auditors' Report on Internal Controls under Standards of The Public Company Accounting Oversight Board (United States) as at December 31, 2013 and the Management Report on Internal Control over Financial Reporting.

 FORWARD-LOOKING INFORMATION

        This Form 40-F contains or incorporates by reference information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. Forward-looking information is included throughout the Annual Report on Form 40-F and the documents incorporated by reference herein including among other places: (1) in the Annual Information Form of the Registrant dated March 3, 2014 under the headings "General Development of the Business", "Description of the Business", "Corporate Responsibility and Environmental Protection", "Market for the Securities of the Company", "Legal Proceedings" and "Risk Factors"; and (2) in the Management's Discussion and Analysis of the Registrant dated March 3, 2014 under the headings "2014 Performance Highlights", "Strategy and Outlook" and "Risk Factors". This forward-looking information includes, among others, statements regarding:

  •
  Business strategy, plans and priorities;

  •
  Expected capital expenditures and planned focus of such spending;

  •
  The estimated impact on Talisman's financial performance from changes in production volumes, commodity prices and exchange rates;

  •
  The effects of the hedging program;

  •
  Expected capital sources to fund the Company's capital program and acquisitions;

  •
  Anticipated funding of the decommissioning liabilities;

  •
  Expected future payment commitments and the estimated timing of such payments, including share-based payments expenses in future periods;

  •
  Targetted dispositions, farm-outs, or joint ventures of non-core assets and the expected timing and value of such transactions;

  •
  Intended restricted capital to be invested in the TSEUK joint venture;

  •
  Expected increase in cash flow;

  •
  Expected spending and allocation of spending;

  •
  Expected production and higher margin production growth;

  •
  Expected completion of negotiations and amendments to all DSA's; and

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

        The factors or assumptions on which the forward-looking information is based include: assumptions inherent in current guidance; projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by the Company with securities regulatory authorities. The Company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct. Forward-looking information for periods past 2014 assumes escalating commodity prices.

Closing of any transactions will be subject to receipt of all necessary regulatory approvals and completion of definitive agreements.

        Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this Form 40-F and the documents incorporated herein by reference. The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; risks associated with project management, project delays and/or cost overruns; uncertainty related to securing sufficient egress and access to markets; the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk; the uncertainty of estimates and projections relating to production, costs and expenses, including decommissioning liabilities; risks related to strategic and capital allocation decisions, including potential delays or changes in plans with respect to exploration or development projects or capital expenditures; fluctuations in oil and gas prices, foreign currency exchange rates, interest rates and tax or royalty rates; the outcome and effects of any future acquisitions and dispositions; health, safety, security and environmental risks, including risks related to the possibility of major accidents; environmental regulatory and compliance risks, including with respect to greenhouse gases and hydraulic fracturing; uncertainties as to access to capital, including the availability and cost of credit and other financing, and changes in capital markets; risks in conducting foreign operations (for example, civil, political and fiscal instability and corruption); risks related to the attraction, retention and development of personnel; changes in general economic and business conditions; the possibility that government policies, regulations or laws may change or governmental approvals may be delayed or withheld; and results of the Company's risk mitigation strategies, including insurance and any hedging activities.

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

        Acquiring, holding or disposing of the Registrant's securities may subject you to tax consequences both in the United States and Canada. Tax consequences of acquiring, holding and disposing of the Registrant's securities are not described in this Annual Report on Form 40-F.

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

NOTICES PURSUANT TO REGULATION BTR

        None.

BOARD OF DIRECTORS

        The Registrant's Board of Directors is comprised of a majority of independent directors in accordance with the requirements of Sections 303A.01 and 303A.02 of the NYSE Listed Company Manual ("NYSE Manual"). The Board of Directors has determined that all directors of Talisman are independent with the exception of the President and Chief Executive Officer and Henry Sykes. The Chairman of the Board and all Committee Chairs are independent.

        The composition of the Board of Directors, including the independence of the Chairman, ensures that the Board has in place appropriate structures and procedures to ensure that the Board can function independently of management. After each regularly scheduled and special Board meeting, "non-management directors" (as that term is defined in the NYSE Manual) meet independently of management directors. Charles R. Williamson, the Chairman of the Board of Directors, serves as the presiding director at all meetings of the Board, including in camera sessions without management present.

        The Board of Directors has established six committees: the Audit Committee, the Governance and Nominating Committee, the Human Resources Committee, the Health, Safety, Environment and Corporate Responsibility Committee, the Reserves Committee and the CEO Succession Committee. All committees are composed entirely of independent directors, with the exception of the Health, Safety, Environment and Corporate Responsibility Committee and the Reserves Committee which are composed of a majority of independent directors. The terms of reference of the Board and its committees may be obtained from the Registrant's website at www.talisman-energy.com or upon request from: Corporate and Investor Communications Department, Talisman Energy Inc., 2000, 888 - 3rd Street SW, Calgary, Alberta, T2P 5C5, or by email at: tlm@talisman-energy.com.

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

AUDIT COMMITTEE INFORMATION, AUDIT FEES, AUDIT-RELATED FEES, TAX FEES AND
ALL OTHER FEES

        The Registrant has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act, and which satisfies the requirements of Rule 10A-3 of the Exchange Act. The members of the Audit Committee are: Donald J. Carty, William R. P. Dalton (Chair), Thomas W. Ebbern, Michael T. Waites and Charles M. Winograd.

        The following information is included in Schedule "B" of the Registrant's Annual Information Form:

  •
  Information regarding the Registrant's Audit Committee; and

  •
  Information regarding fees billed by the Registrant's principal accountants for each of the last two fiscal years, including policies and procedures adopted for pre-approval of audit fees, audit-related fees, tax fees and all other fees.

OFF-BALANCE SHEET TRANSACTIONS AND CONTRACTUAL OBLIGATIONS

        Information regarding off-balance sheet transactions and contractual obligations of the Registrant is included in Management's Discussion and Analysis of the Registrant under the headings "Commitments and Off-Balance Sheet Arrangements" and "Risk Management" and in note 24 of the audited Consolidated Financial Statements of the Registrant, which are incorporated by reference in this Annual Report on Form 40-F.

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

SUPPLEMENTAL RESERVES INFORMATION

        See Exhibit 99.8 for the Supplemental Reserves Information, which is included as an Exhibit to this Annual Report on Form 40-F.

 SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:	TALISMAN ENERGY INC.
	By:	/s/ ROBERT R. ROONEY
	Name:	Robert R. Rooney
	Title:	Executive Vice-President and General Counsel

Date: March 3, 2014

 EXHIBIT INDEX

Exhibits	Description
99.1	Certifications of the Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.2	Certifications of the Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.3	Consent of Ernst & Young LLP.
99.4	Consent of Mark Ireland, Internal Qualified Reserves Evaluator.
99.5	Annual Information Form of the Registrant dated March 3, 2014.
99.6	Management's Discussion and Analysis of the Registrant dated March 3, 2014.
99.7	Comparative Audited Consolidated Financial Statements of the Registrant, including notes thereto, together with Independent Auditors' Report thereon as at and for the year ended December 31, 2013, the Independent Auditors' Report on Internal Controls Under Standards of The Public Company Accounting Oversight Board (United States) as at December 31, 2013 and the Management Report on Internal Control over Financial Reporting.
99.8	Supplemental Reserves Information.

QuickLinks

FORWARD-LOOKING INFORMATION
NOTE TO UNITED STATES READERS—DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
CONTROLS AND PROCEDURES
NOTICES PURSUANT TO REGULATION BTR
BOARD OF DIRECTORS
CODE OF ETHICS
AUDIT COMMITTEE FINANCIAL EXPERT
AUDIT COMMITTEE INFORMATION, AUDIT FEES, AUDIT-RELATED FEES, TAX FEES AND ALL OTHER FEES
OFF-BALANCE SHEET TRANSACTIONS AND CONTRACTUAL OBLIGATIONS
MINE SAFETY DISCLOSURE
UNDERTAKING
CONSENT TO SERVICE OF PROCESS
SUPPLEMENTAL RESERVES INFORMATION
SIGNATURES
EXHIBIT INDEX