Form 40-F
period 2014-12-31
TALISMAN ENERGY INC
filed 2015-03-04
CIK 201283

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(CHECK ONE)
☐	Registration statement pursuant to Section 12 of the Securities and Exchange Act of 1934
OR
☒	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2014
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
New York, NY 10011
(212) 894-8800
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

        Common Shares: 1,036,166,028

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

  •
  Annual Information Form of the Registrant dated March 4, 2015;

  •
  Management's Discussion and Analysis of the Registrant dated March 4, 2015; and

  •
  Comparative Audited Consolidated Financial Statements of the Registrant, including notes thereto, together with the Independent Auditors' Report thereon as at and for the year ended December 31, 2014, the Independent Auditors' Report on Internal Controls under Standards of The Public Company Accounting Oversight Board (United States) as at December 31, 2014 and the Management Report on Internal Control over Financial Reporting.

 FORWARD-LOOKING INFORMATION

        This Form 40-F contains or incorporates by reference information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. Forward-looking information is included throughout the Annual Report on Form 40-F and the documents incorporated by reference herein including among other places: (1) in the Annual Information Form of the Registrant dated March 4, 2015 under the headings "General Development of the Business", "Description of the Business", "Corporate Responsibility and Environmental Protection", "Market for the Securities of the Company", "Legal Proceedings" and "Risk Factors"; and (2) in the Management's Discussion and Analysis of the Registrant dated March 4, 2015 under the headings "2014 Performance Highlights", and "Risk Factors". This forward-looking information includes, among others, statements regarding:

  •
  Business strategy, plans and priorities;

  •
  Completion of the acquisition transaction involving Repsol S.A.;

  •
  Expected capital expenditures, timing and planned focus of such spending;

  •
  The effects of the hedging program;

  •
  Expected capital sources to fund the Company's capital program;

  •
  Anticipated funding of the decommissioning liabilities;

  •
  Expected future payment commitments and the estimated timing of such payments, including share-based payments expenses in future periods;

  •
  Expected changes in cash flow;

  •
  Expected production and timing of such production; and

  •
  Other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

        Statements concerning oil and gas reserves contained in the Annual Information Form (including Schedule "A" thereto), the Management's Discussion and Analysis and in Exhibit 99.8 to this Annual Report on Form 40-F may be deemed to be forward-looking information as they involve the implied assessment that the resources described can be profitably produced in the future. The Company priorities disclosed in this 40-F are objectives only and their achievement cannot be guaranteed.

        The factors or assumptions on which the forward-looking information is based include: assumptions inherent in current guidance; projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by the Company with securities regulatory authorities. The Company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct. Forward-looking information for periods past 2015 assumes escalating commodity prices. Closing of the Repsol transaction is subject to receipt of all certain regulatory approvals and contractual conditions.

        Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this Form 40-F and the documents incorporated herein by reference. The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; risks associated with project management, project delays and/or cost overruns; uncertainty related to securing sufficient egress and access to markets; the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk; the uncertainty of estimates and projections relating to production, costs and expenses, including decommissioning liabilities; risks related to strategic and capital allocation decisions, including potential delays or changes in plans with respect to exploration or development projects or capital expenditures; fluctuations in oil and gas prices, foreign currency exchange rates, interest rates and tax or royalty rates; health, safety, security and environmental risks, including risks related to the possibility of major accidents; environmental regulatory and compliance risks, including with respect to greenhouse gases and hydraulic fracturing; uncertainties as to access to capital, including the availability and cost of credit and other financing, and changes in capital markets; risks in conducting foreign operations (for example, civil, political and fiscal instability and corruption); risks related to the attraction, retention and development of personnel; changes in general economic and business conditions; risks associated with completion of the Arrangement with Repsol; the possibility that government policies, regulations or laws may change or governmental approvals may be delayed or withheld; and results of the Company's risk mitigation strategies, including insurance and any hedging activities.

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

        The term "commerciality" is based upon the term as it is used in the Block CPE-6 licence (the "Licence"). A declaration of commerciality is a written declaration by the licensees to the state regulator that declares the licensees' unconditional decision to proceed with commercial exploration of a discovery. Upon filing a declaration of commerciality, a discovery becomes a commercial field under the terms of the Licence.

        As used in the context of Talisman's Colombian assets, long-term testing indicates continuous well production going to market at the most recent weekly average. A permit for long-term testing is required for a well to produce oil until the permit for full field development has been granted.

 NOTE TO UNITED STATES READERS—DIFFERENCES IN UNITED STATES AND
CANADIAN REPORTING PRACTICES

        The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this Annual Report on Form 40-F, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board ("IFRS"), and they may be subject to Canadian auditing and auditor independence standards. IFRS differs in some significant respects from generally accepted accounting principles in the United States of America, and thus they may not be comparable to financial statements of United States companies.

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

        The results of management's assessment of internal control over financial reporting were reviewed with the Audit Committee of the Registrant's Board of Directors. The Registrant's independent registered public accounting firm, Ernst & Young LLP, independently assessed the effectiveness of the Registrant's internal control over financial reporting. Ernst & Young LLP's attestation is located in the Independent Auditor's Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States), which is incorporated by reference in this Annual Report on Form 40-F as part of Exhibit 99.7.

NOTICES PURSUANT TO REGULATION BTR

        None.

BOARD OF DIRECTORS

        The Registrant's Board of Directors is comprised of a majority of independent directors in accordance with the requirements of Sections 303A.01 and 303A.02 of the New York Stock Exchange Listed Company Manual ("NYSE Manual"). The Board of Directors has determined that all directors of Talisman are independent with the exception of Harold N. Kvisle, the President and Chief Executive Officer, and Henry W. Sykes. The Chairman of the Board and all Committee Chairs are independent.

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

        The Board of Directors has established six standing committees: the Audit Committee, the Governance and Nominating Committee, the Human Resources Committee, the Health, Safety, Environment and Corporate Responsibility Committee, the Reserves Committee and the CEO Succession Committee. All committees are composed entirely of independent directors, with the exception of the Health, Safety, Environment and Corporate Responsibility Committee and the Reserves Committee which are composed of a majority of independent directors. The terms of reference of the Board and its committees may be obtained from the Registrant's website at www.talisman-energy.com or upon request from: Investor Relations Department, Talisman Energy Inc., 2000, 888 – 3rd Street SW, Calgary, Alberta, T2P 5C5, or by email at: tlm@talisman-energy.com.

        The Registrant operates under corporate governance practices that are consistent with the requirements of Section 303A.09 of the NYSE Manual. The Registrant's corporate governance practices also satisfy a substantial majority of the NYSE corporate governance listing standards applicable to US companies. A summary of the Registrant's corporate governance practices and a description of the material ways in which the Registrant's corporate governance practices differ from those applicable to US companies is at www.talisman-energy.com or upon request from: Investor Relations Department, Talisman Energy Inc., 2000, 888 – 3rd Street SW, Calgary, Alberta, T2P 5C5, or by email at: tlm@talisman-energy.com.

CODE OF ETHICS

        The Registrant has adopted a Code of Business Conduct and Ethics ("BCE Code"), which is applicable to all directors, officers and employees. A copy of the BCE Code can be obtained from the Registrant's website at www.talisman-energy.com or without charge, upon request from: Investor Relations Department, Talisman Energy Inc., 2000, 888 – 3rd Street S.W., Calgary, Alberta T2P 5C5, or by email at: tlm@talisman-energy.com.

AUDIT COMMITTEE FINANCIAL EXPERT

        The Registrant's Board of Directors has determined that Michael T. Waites, a member of the Audit Committee, qualifies as an audit committee financial expert (as defined in paragraph (8)(b) of General Instruction B of Form 40-F) and is independent as defined by the NYSE Manual.

AUDIT COMMITTEE INFORMATION, AUDIT FEES, AUDIT-RELATED FEES, TAX FEES AND
ALL OTHER FEES

        The Registrant has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and which satisfies the requirements of Rule 10A-3 of the Exchange Act. The members of the Audit Committee are: Donald J. Carty, Thomas W. Ebbern, Michael T. Waites (Chair) and Charles M. Winograd.

        The following information is included in Schedule "B" of the Registrant's Annual Information Form, which is incorporated herein by reference:

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

CONSENT TO SERVICE OF PROCESS

        The Registrant has previously filed with the Commission a written consent to service of process and power of attorney on Form F-X. An amendment to such Form F-X is being filed concurrently with this Annual Report on Form 40-F to report a change of the Registrant's agent for service of process. Any change to the name or address of the Registrant's agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

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

Registrant:	TALISMAN ENERGY INC.
	By:	/s/ ROBERT R. ROONEY
	Name:	Robert R. Rooney
	Title:	Executive Vice-President, Corporate

Date: March 4, 2015

 EXHIBIT INDEX

Exhibits	Description
99.1	Certifications of the Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.2	Certifications of the Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.3	Consent of Ernst & Young LLP.
99.4	Consent of Mark Ireland, Internal Qualified Reserves Evaluator.
99.5	Annual Information Form of the Registrant dated March 4, 2015.
99.6	Management's Discussion and Analysis of the Registrant dated March 4, 2015.
99.7	Comparative Audited Consolidated Financial Statements of the Registrant, including notes thereto, together with Independent Auditors' Report thereon as at and for the year ended December 31, 2014, the Independent Auditors' Report on Internal Controls Under Standards of The Public Company Accounting Oversight Board (United States) as at December 31, 2014 and the Management Report on Internal Control over Financial Reporting.
99.8	Supplemental Reserves Information.

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