Form 40-F
period 2015-12-31
REPSOL OIL & GAS CANADA INC.
filed 2016-02-26
CIK 201283

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(CHECK ONE)

☐         Registration statement pursuant to Section 12 of the Securities and Exchange Act of 1934

OR

☒      Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2015

Commission File Number: 001-06665

REPSOL OIL & GAS CANADA INC.

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

CT CORPORATION SYSTEM

111 Eighth Avenue, 13th Floor,

New York, NY 10011

(212) 894-8800

(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
None	N/A

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

Common Shares: 1,829,506,342, which are all indirectly owned by Repsol S.A.

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

•                  Annual Information Form of the Registrant dated February 26, 2016;

•                  Management’s Discussion and Analysis of the Registrant dated February 26, 2016; and

•                  Comparative Audited Consolidated Financial Statements of the Registrant, including notes thereto, together with the Independent Auditors’ Report thereon as at and for the year ended December 31, 2015 and the Management Report on Internal Control over Financial Reporting.

FORWARD-LOOKING INFORMATION

This Form 40-F contains or incorporates by reference information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. Forward-looking information is included throughout the Annual Report on Form 40-F and the documents incorporated by reference herein including among other places: (1) in the Annual Information Form of the Registrant dated February 26, 2016 under the headings “General Development of the Business”, “Description of the Business”, “Corporate Responsibility and Environmental Protection”, “Market for the Securities of the Company”, “Legal Proceedings” and “Risk Factors”; and (2) in the Management’s Discussion and Analysis of the Registrant dated February 26, 2016 under the headings “2015 Performance Highlights”, and “Risk Factors”. This forward-looking information includes, among others, statements regarding:

•                                          business strategy, priorities and plans;

•                                          expected capital expenditures, timing and planned focus of such spending;

•                                          expected capital sources to fund the Company’s capital program;

•                                          expected production and timing of such production;

•                                          planned drilling, development and seismic acquisition;

•                                          expected results from the Company’s portfolio of oil and gas assets;

•                                          expected abandonment and reclamation costs;

•                                          anticipated funding of decommissioning liabilities;

•                                          anticipated timing and results of legal proceedings;

•                                          anticipated closing and timing of closing of planned dispositions; and

•                                          other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Statements concerning oil and gas reserves contained in the Annual Information Form (including Schedule “A” thereto) and the Management’s Discussion and Analysis may be deemed to be forward-looking information as they involve the implied assessment that the resources described can be profitably produced in the future. The Company priorities disclosed in this 40-F are objectives only and their achievement cannot be guaranteed.

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

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by the Registrant and described in the forward-looking information contained in this Form 40-F and the documents incorporated herein by reference. The material risk factors include, but are not limited to: fluctuations in oil and gas prices, the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; risks associated with project management, project delays and/or cost overruns; uncertainty related to securing sufficient egress and access to markets; the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk; the uncertainty of estimates and projections relating to production, costs and expenses, including decommissioning liabilities; risks related to strategic and capital allocation decisions, including potential delays or changes in plans with respect to exploration or development projects or capital expenditures; foreign currency exchange rates, interest rates and tax or royalty rates; health, safety, security and environmental risks, including risks related to the possibility of major accidents; environmental regulatory and compliance risks, including with respect to greenhouse gases and hydraulic fracturing; uncertainties as to access to capital, including the availability and cost of credit and other financing, and changes in capital markets; risks in conducting foreign operations (for example, civil, political and fiscal instability and corruption); risks related to the attraction, retention and development of personnel; changes in general economic and business conditions; the possibility that government policies, regulations or laws may change or governmental approvals may be delayed or withheld; and results of the Company’s risk mitigation strategies, including insurance activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Registrant’s operations or financial results or strategy are included: (1) under the heading “Risk Factors” in the Annual Information Form; (2) in the Report on Reserves Data by the Registrant’s Internal Qualified Reserves Evaluator and in the Report of Management and Directors on Oil and Gas Disclosure, attached as schedules to the Annual Information Form; (3) under the heading “Risk Factors” in the Management’s Discussion and Analysis; and (4) elsewhere in the Annual Information Form and Management’s Discussion and Analysis. In addition, information is available in the Registrant’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking information is based on the estimates and opinions of the Registrant’s management at the time the information is presented. The Registrant assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

NOTE TO UNITED STATES READERS—DIFFERENCES IN UNITED STATES AND

CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this Annual Report on Form 40-F, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”), and they may be subject to Canadian auditing and auditor independence standards. IFRS differs in some significant respects from generally accepted accounting principles in the United States of America, and thus they may not be comparable to financial statements of United States companies.

Acquiring, holding or disposing of the Registrant’s securities may subject you to tax consequences both in the United States and Canada. Tax consequences of acquiring, holding and disposing of the Registrant’s securities are not described in this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES

Information regarding the Registrant’s internal control over financial reporting and disclosure controls and procedures is included in the Registrant’s Management’s Discussion and Analysis incorporated herein by reference. The Management Report on Internal Control over Financial Reporting is included in the Registrant’s comparative audited Consolidated Financial Statements incorporated herein by reference.

The results of management’s assessment of internal control over financial reporting were reviewed with the Audit Committee of the Registrant’s Board of Directors.

NOTICES PURSUANT TO REGULATION BTR

None.

CODE OF ETHICS

The Registrant has adopted a Code of Business Conduct and Ethics (“CBCE”), which is applicable to all directors, officers and employees. A copy of the CBCE can be obtained from the Registrant’s website at www.repsol.com/ca_en/ or without charge, upon request from: Communications and External Relations Department, Repsol Oil & Gas Canada Inc., 2000, 888 — 3rd Street S.W., Calgary, Alberta T2P 5C5, or by email at: infocanada@repsol.com.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that Michael T. Waites, a member of the Audit Committee, qualifies as an audit committee financial expert (as defined in paragraph (8)(b) of General Instruction B of Form 40-F) and is independent as defined for purposes of audit committee member independence in the New York Stock Exchange Listed Company manual.

AUDIT FEES, AUDIT-RELATED FEES, TAX FEES AND

ALL OTHER FEES

The following information is included in Schedule “B” of the Registrant’s Annual Information Form, which is incorporated herein by reference:

•                  Information regarding the Registrant’s Audit Committee; and

•                  Information regarding fees billed by the Registrant’s principal accountants for each of the last two fiscal years, including policies and procedures adopted for pre-approval of audit fees, audit-related fees, tax fees and all other fees.

OFF-BALANCE SHEET TRANSACTIONS AND CONTRACTUAL OBLIGATIONS

Information regarding off-balance sheet transactions and contractual obligations of the Registrant is included in Management’s Discussion and Analysis of the Registrant under the headings “Commitments and Off-Balance Sheet Arrangements” and “Risk Management” and in note 22 of the audited Consolidated Financial Statements of the Registrant, which are incorporated by reference in this Annual Report on Form 40-F.

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

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed with the Commission a written consent to service of process and power of attorney on Form F-X. Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:	REPSOL OIL & GAS CANADA INC.

	By:	/s/ C. Tamiko Ohta
	Name:	C. Tamiko Ohta
	Title:	Vice President Legal & Corporate Secretary

Date: February 26, 2016

EXHIBIT INDEX

Exhibits	Description
99.1	Certifications of the Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.2	Certifications of the Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.3	Consent of Ernst & Young LLP.
99.4	Annual Information Form of the Registrant dated February 26, 2016.
99.5	Management’s Discussion and Analysis of the Registrant dated February 26, 2016.
99.6

Comparative Audited Consolidated Financial Statements of the Registrant, including notes thereto, together with Independent Auditors’ Report thereon as at and for the year ended December 31, 2015, and the Management Report on Internal Control over Financial Reporting.