Form 40-F
period 2016-12-31
REPSOL OIL & GAS CANADA INC.
filed 2017-02-23
CIK 201283

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(CHECK ONE)
☐	Registration statement pursuant to Section 12 of the Securities and Exchange Act of 1934
OR
☒	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2016

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

Common Shares:  1,834,375,452, which are all indirectly owned by Repsol S.A.

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

•                  Annual Information Form of the Registrant dated February 23, 2017;

•                  Management’s Discussion and Analysis of the Registrant dated February 23, 2017; and

•                  Comparative Audited Consolidated Financial Statements of the Registrant, including notes thereto, together with the Independent Auditors’ Report thereon as at and for the year ended December 31, 2016 and the Management Report on Internal Control over Financial Reporting.

FORWARD-LOOKING INFORMATION

This Form 40-F contains or incorporates by reference information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. Forward-looking information is included throughout the Annual Report on Form 40-F and the documents incorporated by reference herein including among other places: (1) in the Annual Information Form of the Registrant dated February 23, 2017 under the headings “General Development of the Business”, “Description of the Business”, “Social, Safety and Environmental Policies”, “Legal Proceedings” and “Risk Factors”; and (2) in the Management’s Discussion and Analysis of the Registrant dated February 23, 2017 under the headings “2016 Performance Highlights”, and “Risk Factors”. This forward-looking information includes, among others, statements regarding:

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

•                                          planned drilling and development;

•                                          expected results from the Company’s portfolio of oil and gas assets;

•                                          expected abandonment and reclamation timing and costs;

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

The factors or assumptions on which the forward-looking information is based include: projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by the Company with securities regulatory authorities. The Company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct. Forward-looking information for periods past 2016 assumes escalating commodity prices.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by the Registrant and described in the forward-looking information contained in this Form 40-F and the documents incorporated herein by reference. The material risk factors include, but are not limited to: fluctuations in oil and gas prices, the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; risks associated with project management, project delays and/or cost overruns; uncertainty related to securing sufficient egress and access to markets; the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk; the uncertainty of estimates and projections relating to production, costs and expenses, including decommissioning liabilities; risks related to strategic and capital allocation decisions, including potential delays or changes in plans with respect to exploration or development projects or capital expenditures; foreign currency exchange rates, interest rates and tax or royalty rates; health, safety, security and environmental risks, including risks related to the possibility of major accidents; environmental regulatory and compliance risks, including with respect to greenhouse gases and hydraulic fracturing; uncertainties as to access to capital, including the availability and cost of credit and other financing, and changes in capital markets; risks in conducting foreign operations (for example, civil, political and fiscal instability and corruption); uncertainties related to the UK’s vote in favour of leaving the European Union; risks related to cybersecurity; risks related to the attraction, retention and development of personnel; changes in general economic and business conditions; the possibility that government policies, regulations or laws may change or governmental approvals may be delayed or withheld; and results of the Company’s risk mitigation strategies, including insurance activities.

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

NOTICES PURSUANT TO REGULATION BTR

None.

CODE OF ETHICS

The Registrant has adopted a new Code of Ethics and Business Conduct (“CEBC”), which is applicable to all directors, officers, contractors and employees. The CEBC was adopted by its ultimate parent, Repsol S.A., as of September 2016 and the Registrant’s Board of Directors formally approved the CEBC effective as of the same date.  A copy of the CEBC can be obtained from the Registrant’s website at www.repsol.com/ca_en/ or without charge, upon request from: Communications and External Relations Department, Repsol Oil & Gas Canada Inc., 2000, 888 — 3rd Street S.W., Calgary, Alberta T2P 5C5, or by email at: infocanada@repsol.com.

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

OFF-BALANCE SHEET TRANSACTIONS AND CONTRACTUAL OBLIGATIONS

Information regarding off-balance sheet transactions and contractual obligations of the Registrant is included in Management’s Discussion and Analysis of the Registrant under the headings “Commitments and Off-Balance Sheet Arrangements” and “Risk Management” and in note 21 of the audited Consolidated Financial Statements of the Registrant, which are incorporated by reference in this Annual Report on Form 40-F.

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

Registrant:	REPSOL OIL & GAS CANADA INC.

	By:	/s/ C. Tamiko Ohta
	Name:	C. Tamiko Ohta
	Title:	Vice President Legal & Corporate Secretary

Date: February 23, 2017

EXHIBIT INDEX

Exhibits	Description
99.1	Certifications of the Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.2	Certifications of the Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.3	Consent of Ernst & Young LLP.
99.4	Annual Information Form of the Registrant dated February 23, 2017.
99.5	Management’s Discussion and Analysis of the Registrant dated February 23, 2017.
99.6

Comparative Audited Consolidated Financial Statements of the Registrant, including notes thereto, together with Independent Auditors’ Report thereon as at and for the year ended December 31, 2016, and the Management Report on Internal Control over Financial Reporting.

99.7	Code of Ethics and Business Conduct