Form 40-F/A
period 2016-12-31
REPSOL OIL & GAS CANADA INC.
filed 2017-05-12
CIK 201283

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

7.75% Notes due 2019

3.75% Notes due 2021

7.25% Debentures due 2027

5.75% Notes due 2035

5.85% Notes due 2037

6.25% Notes due 2038

5.50% Notes due 2042

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual Information Form	☒ Audited Annual Financial Statements

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

Yes ☐ No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) amends the Annual Report on Form 40-F of Repsol Oil & Gas Canada Inc. (the “Registrant” or the “Company”) for the year ended December 31, 2016, filed with the Securities and Exchange Commission (“SEC”) on February 23, 2017 (the “Original Annual Report”), in order to file amendments to the documents listed below under the heading “Principal Documents”, which are filed herewith as Exhibits 99.4 and 99.5, and to amend the disclosure set forth below under the heading “Controls and Procedures”.

Other than as discussed above and included herein, all information in the Original Annual Report is unchanged and is not reproduced in this Amendment No. 1. This Amendment No. 1 does not reflect events occurring after the filing of the Original Annual Report or modify or update the disclosure contained in the Original Annual Report in any way other than as discussed above and included herein. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Annual Report.

In addition, new certifications by the Registrant’s principal executive officer and principal financial officer are filed herewith as Exhibit 99.1 and Exhibit 99.2 to this Amendment No. 1, and a new consent from the Registrant’s independent registered public accounting firm is filed herewith as Exhibit 99.3 to this Amendment No. 1.

PRINCIPAL DOCUMENTS

The following documents, or the portions thereof indicated below, that are filed as exhibits to this Amendment No. 1, are hereby incorporated by reference into the Original Annual Report.

•                                    Restated Management’s Discussion and Analysis of the Registrant dated May 12, 2017 (the “Restated Management’s Discussion and Analysis”); and

•                                    Restated Comparative Audited Consolidated Financial Statements of the Registrant, including notes thereto, together with the Independent Auditors’ Report thereon as at and for the year ended December 31, 2016 and the Restated Management Report on Internal Control over Financial Reporting (the “Restated Financial Statements”).

FORWARD-LOOKING INFORMATION

This Amendment No. 1 contains or incorporates by reference information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. Forward-looking information is included throughout the Amendment No. 1 and the documents incorporated by reference herein and into the Original Annual Report including among other places: (1) in the Annual Information Form of the Registrant dated February 23, 2017 under the headings “General Development of the Business”, “Description of the Business”, “Social, Safety and Environmental Policies”, “Legal Proceedings” and “Risk Factors”; and (2) in the Restated Management’s Discussion and Analysis of the Registrant dated May 12, 2017 under the headings “2016 Performance Highlights”, and “Risk Factors”. This forward-looking information includes, among others, statements regarding:

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

Statements concerning oil and gas reserves contained in the Annual Information Form (including Schedule “A” thereto) and the Restated Management’s Discussion and Analysis may be deemed to be forward-looking information as they involve the implied assessment that the resources described can be profitably produced in the future. The Company priorities disclosed in this Amendment No. 1 are objectives only and their achievement cannot be guaranteed.

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

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by the Registrant and described in the forward-looking information contained in this Amendment No. 1 and the documents incorporated herein by reference. The material risk factors include, but are not limited to: fluctuations in oil and gas prices, the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; risks associated with project management, project delays and/or cost overruns; uncertainty related to securing sufficient egress and access to markets; the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk; the uncertainty of estimates and projections relating to production, costs and expenses, including decommissioning liabilities; risks related to strategic and capital allocation decisions, including potential delays or changes in plans with respect to exploration or development projects or capital expenditures; foreign currency exchange rates, interest rates and tax or royalty rates; health, safety, security and environmental risks, including risks related to the possibility of major accidents; environmental regulatory and compliance risks, including with respect to greenhouse gases and hydraulic fracturing; uncertainties as to access to capital, including the availability and cost of credit and other financing, and changes in capital markets; risks in conducting foreign operations (for example, civil, political and fiscal instability and corruption); uncertainties related to the UK’s vote in favour of leaving the European Union; risks related to cybersecurity; risks related to the attraction, retention and development of personnel; changes in general economic and business conditions; the possibility that government policies, regulations or laws may change or governmental approvals may be delayed or withheld; and results of the Company’s risk mitigation strategies, including insurance activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Registrant’s operations or financial results or strategy are included: (1) under the heading “Risk Factors” in the Annual Information Form; (2) in the Report on Reserves Data by the Registrant’s Internal Qualified Reserves Evaluator and in the Report of Management and Directors on Oil and Gas Disclosure, attached as schedules to the Annual Information Form; (3) under the heading “Risk Factors” in the Restated Management’s Discussion and Analysis; and (4) elsewhere in the Annual Information Form and Restated Management’s Discussion and Analysis. In addition, information is available in the Registrant’s other reports on file with Canadian securities regulatory authorities and the SEC.

Forward-looking information is based on the estimates and opinions of the Registrant’s management at the time the information is presented. The Registrant assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

NOTE TO UNITED STATES READERS—DIFFERENCES IN UNITED STATES AND

CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Amendment No. 1 in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this Amendment No. 1, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”), and they may be subject to Canadian auditing and auditor independence standards. IFRS differs in some significant respects from generally accepted accounting principles in the United States of America, and thus they may not be comparable to financial statements of United States companies.

Acquiring, holding or disposing of the Registrant’s securities may subject you to tax consequences both in the United States and Canada. Tax consequences of acquiring, holding and disposing of the Registrant’s securities are not described in this Amendment No. 1.

CONTROLS AND PROCEDURES

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”), as defined in Rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). A material weakness in the Registrant’s ICFR exists if a deficiency or a combination of deficiencies in our ICFR is such that there is a reasonable possibility that a material misstatement of our annual financial statements or interim financial reports will not be prevented or detected on a timely basis.

Management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the Registrant’s ICFR based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework).

During the year ended December 31, 2016, the integration activities with the Registrant’s ultimate parent, Repsol S.A., continued and the Registrant’s organizational design, policies and individuals with significant roles in ICFR have changed. In order to mitigate the potential effect associated with these changes, the Registrant continues to implement additional controls intended to ensure responsibilities are clearly understood and information and communication controls are effective.

Integration with Repsol S.A. will continue to impact ICFR over time and the changes will be monitored and managed.

The results of management’s original assessment of the Registrant’s ICFR were reviewed with the Audit Committee of the Registrant’s Board of Directors on February 21, 2017. Based on this assessment as at December 31, 2016, management had concluded that the Registrant’s ICFR was effective. However, subsequent to December 31, 2016, management determined that a restatement of its previously issued financial statements is necessary. As a result of the financial statement restatement, management has reassessed the effectiveness of the Registrant’s ICFR and has concluded that a material weakness exists in its ICFR, as discussed below. The Registrant’s ICFR was therefore not operating effectively as at December 31, 2016.

Identification and remediation of material weakness in ICFR

On December 31, 2016, Repsol E&P USA Holdings Inc., a wholly owned subsidiary of the Registrant, sold 20% of its interest in Repsol Oil & Gas USA LLC. (“ROGUSA”) to Repsol USA Holdings Corporation (“RUSA”), a subsidiary of Repsol S.A. During the first quarter of 2017, it was determined that the accounting for this transaction should be adjusted. The adjustments impact shareholder’s equity, net loss, non-controlling interest, and deferred tax assets, as described below:

•                                          The tax effect of the disposal was charged to the income tax expense in the Consolidated Statement of  Loss and should have been recorded through equity;

•                                          The deferred tax asset was not adjusted according to the new ownership interest in ROGUSA(80%) which is a flow-through entity for tax purposes; and

•                                          The non-controlling interest was recorded at the fair value of the consideration received and not the non-controlling interest holder’s share of the carrying value of the net assets disposed of, and the difference between fair value and carrying value should have been recorded to equity.

The net impact to the Company’s financial position is an increase in the deferred tax assets and a reclassification within the shareholder’s equity and non-controlling interest. The adjustments do not impact the Company’s reported cash flows.

This determination resulted in a review by management, which indicated a material weakness in the Registrant’s ICFR relating to the review of the accounting treatment of this non-controlling interest transaction. Through analysis, management concluded that the material weakness of the Registrant’s ICFR was isolated to the aforementioned non-controlling interest transaction. Management’s review and conclusions were discussed with the Audit Committee.

This material weakness did not impact the controls relating to the preparation of the financial information for the purposes of consolidation with the Registrant’s ultimate parent, Repsol S.A., and did not affect Repsol S.A.’s ICFR.

Management has implemented appropriate remedial actions to address the material weakness identified in the Registrant’s ICFR. The remediation includes the strengthening of specific controls over the analysis and review of the impact in the financial statements of significant non-routine transactions, including non-controlling interest transactions. These measures will reinforce the responsibilities for review by individuals with specialized knowledge.

Management has discussed the aforementioned material weakness and remedial actions already implemented with the Audit Committee and the Board. Management will continue to review and report, to the Audit Committee, the progress on additional enhancements throughout 2017.

Because of its inherent limitations, ICFR is not intended to provide absolute assurance that a misstatement of the Registrant’s financial statements would be prevented or detected, even with the remediation measures implemented to address the material weakness and further enhancements to be implemented. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving the stated goals under all potential scenarios. Further, the evaluation of the effectiveness of internal control over financial reporting was made as of a specific date, and continued effectiveness in future periods is subject to the risks that controls may become ineffective.

Disclosure Controls and Procedures

The Registrant’s disclosure controls and procedures are designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

At the end of the period covered by this Restated MD&A, an evaluation was carried out under the supervision of, and with the participation of, the Registrant’s management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Registrant’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were not effective due to the material weakness in ICFR described above.

Notwithstanding the material weakness described above, based upon the work performed during the restatement process, management has concluded that the Restated Consolidated Financial Statements for the year ended December 31, 2016, are fairly stated in all material respects in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:	REPSOL OIL & GAS CANADA INC.

	By:	/s/ David Charlton
	Name:	David Charlton
	Title:	Vice President Finance, Treasurer and Chief Financial Officer

Date: May 12, 2017

EXHIBIT INDEX

Exhibits	Description
99.1	Certifications of the Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

99.2	Certifications of the Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

99.3	Consent of Ernst & Young LLP.

99.4	Restated Management’s Discussion and Analysis of the Registrant dated May 12, 2017.

99.5

Restated Comparative Audited Consolidated Financial Statements of the Registrant, including notes thereto, together with Independent Auditors’ Report thereon as at and for the year ended December 31, 2016, and the Management Report on Internal Control over Financial Reporting.